UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of	November	,	2014
Commission File Number	001-31930
ATLATSA RESOURCES CORPORATION
(Translation of registrant’s name into English)
15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4H8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Management's Discussion and Analysis for the three and nine months ended September 30, 2014.
2.	Consolidated Interim Financial Statements for the three and nine months ended September 30, 2014.
3.	Canadian Form 52-109F2-Certification of Filings – CEO.
4.	Canadian Form 52-109F2-Certification of Filings – CFO.

Document 1

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2014

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2014

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2014

TA B L E   O F   C O N T E N T S
1.0 Glossary of Terms	3
1.1 Introduction	8
1.2 Overview	11
1.3 Restructure Plan	15
1.3.1 Phase One	15
1.3.2 Phase Two	16
1.4 Debt Arrangements	18
1.4.1. 2009 Senior Debt Facility	18
1.4.2. New Senior Facilities Agreement	19
1.4.3. Working Capital Facility	19
1.4.4. Advance on the Purchase of Concentrate Revenue	20
1.4.5. Vendor Finance Facility – Share Settled Financing – The “B” Preference Shares	21
1.4.6. Security	21
1.5 Black Economic Empowerment	22
1.6 Environmental Matters	22
1.7 Operations	23
1.7.1 Bokoni Mine	23
1.7.2 Platreef Exploration Properties, Northern Limb	25
1.7.2.1 Rietfontein Project	25
1.7.2.2 Central Block	26
1.7.2.3 Kwanda Project	26
1.8 Market Trends and Outlook	27
1.9 Discussion of Operations	29
1.10 Summary of Quarterly Results	35
1.11 Liquidity	36
1.12 Capital Resources	39
1.13 Off-Balance Sheet Arrangements	41
1.14 Transactions with Related Parties	41
1.15 Critical Accounting Estimates	43
1.16 Changes in accounting policies	47
1.17 Financial Instruments and Risk Management	47
1.18 Other MD&A Requirements	51
1.20 Internal Controls over Financial Reporting Procedures	51
1.20 Disclosure of Outstanding Share Data	53

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014

1.0 Glossary of Terms

Certain terms used in this MD&A are defined as follows:

“2009 Senior Debt Facility” means the senior term loan facility provided by RPM to Plateau, which was paid out and settled on December 13, 2013;

“4E” means platinum, palladium, rhodium and gold;

““A” Preference Share Facility” means the A Preference Shares in the capital of Plateau subscribed for by RPM in the amount of ZAR1.722 billion, together with accrued dividends thereon and the attributable amount of the equivalent A Preference Share facilities outstanding in the capital of Bokoni Holdco and Bokoni;

“Advance” has the meaning ascribed to it in Section 1.4.4. Advance on the Purchase of Concentrate Revenue;

“Advance on Concentrate Revenue Agreement” has the meaning ascribed to it in Section 1.3.2 Phase Two;

“AG8” means an adjustment to the carrying amount of the financial instrument (i.e. the New Senior Facilities Agreement) should the estimated future cash flows or the interest rate change after the calculation of the effective interest rate on initial recognition. This means that any change in expectations of future cash flows or interest rates are reflected in the adjusted carrying amount, and that change in the carrying amount is recognized immediately as a gain or loss in the Consolidated Statement of Profit or Loss and Other Comprehensive Income;

“Amending Agreement” has the meaning ascribed to it in Section 1.3.2 Phase Two;

“Anglo Platinum” means Anglo American Platinum Limited, a subsidiary of Anglo American plc;

“Atlatsa” or the “Company” means Atlatsa Resources Corporation; a corporation incorporated under the laws of the Province of British Columbia and listed on the TSX, the JSE and the NYSE MKT, and includes its subsidiaries where the context requires;

“Atlatsa Holdings” means Atlatsa Holdings Proprietary Limited, a private company incorporated under the laws of South Africa (formerly known as Pelawan Investments Proprietary Limited);

“Atlatsa Holdings Vendor Finance Loan” has the meaning ascribed to it in Section 1.3.2 Phase Two;

““B” Preference Shares” means collectively, the 115,800 cumulative convertible preference shares in the authorized capital of Pelawan SPV, the 115,800 cumulative convertible redeemable preference shares in the capital of Plateau and the 111,600 cumulative convertible redeemable preference shares in the capital of Plateau, and is described in Section 1.4.5. Vendor Finance Facility – Share Settled Financing – The “B” Preference Shares;

“BEE” means Black Economic Empowerment, as envisaged pursuant to the Mineral Development Act and related legislation and guidelines, being a strategy aimed at substantially increasing participation by HDPs at all levels in the economy of South Africa. BEE is aimed at redressing the imbalances of the past caused by the Apartheid system in South Africa, by seeking to substantially and equitably increase

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014 the ownership and management of South Africa's resources by the majority of its citizens and so ensure broader and more meaningful participation in the economy by HDPs;

“BIC” means the Bushveld Igneous Complex, South Africa;

“Boikgantsho” means the Boikgantsho Platinum Mine Proprietary Limited, a wholly owned subsidiary of Bokoni Holdco, located on the Northern Limb of the Bushveld Complex in South Africa, on the Drenthe and Witrivier farms, and the northern portion of the Overysel farm. The mineral properties of both farms were sold to RPM on December 13, 2013. This company is dormant as of December 13, 2013;

“Bokoni” or “Bokoni Mine” means Bokoni Platinum Mines Proprietary Limited, a private company incorporated under the laws of South Africa, formerly named Richtrau No. 177 Proprietary Limited, and which is a wholly owned subsidiary of Bokoni Holdco;

“Bokoni Group” means, collectively, Bokoni Holdco and all subsidiaries thereof, including Bokoni, Kwanda, Boikgantsho and Ga-Phasha;

“Bokoni Holdco” means Bokoni Platinum Holdings Proprietary Limited, a private company incorporated under the laws of South Africa, which is the holding company of Bokoni, Kwanda, Boikgantsho and Ga-Phasha;

“Bokoni Holdco Shareholders Agreement” means the March 27, 2013 shareholders agreement between Plateau, RPM and Bokoni Holdco more fully described in Section 1.7.1 Bokoni Mine under the heading “Management of Bokoni Operations”;

“Bokoni Mine” means the PGM mine, located on the Eastern Limb of the Bushveld Complex in South Africa on the Diamond, Wintersveld, Jagdlust, Middelpunt, Umkoanesstad, Zeekoegat, Avoca and Klipfontein farms, formerly known as the Lebowa Platinum Mine;

“CAD” or “$” or “dollars” means Canadian Dollar, the currency of Canada;

“Common Shares” mean common shares without par value in the capital of the Company;

“Concentrate Agreement” has the meaning ascribed to it in Section 1.7.1 Bokoni Mine under the heading “Sale of Concentrate”;

“DMR” means the Government of South Africa, acting through the Minister of Mineral Resources and the Department of Mineral Resources and their respective successors and delegates;

“Eastern Ga-Phasha” means the Eastern section of Ga-Phasha, located on the Eastern Limb of the Bushveld Complex in South Africa, comprising the farms Paschaskraal and De Kamp, which was sold and transferred to RPM on December 13, 2013;

“EBITDA” means earnings before net finance expense, income tax, depreciation and amortisation;

“EDGAR” means the SEC’s Electronic Document Gathering and Retrieval System;

“Environmental Trust Fund” has the meaning ascribed to it in Section 1.6 Environmental Matters;

“ETFs” means Exchange Traded Funds;

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014

“Exchange Agreement” has the meaning ascribed to it in Section 1.4.5. Vendor Finance Facility – Share Settled Financing – The “B” Preference Shares;

“Existing JO” has the meaning ascribed to it in Section 1.7.2.1 Rietfontein Project;

“Extended JO” has the meaning ascribed to it in Section 1.7.2.1 Rietfontein Project;

“Fair value” of a loan represents the fair value difference between the Company’s cost of borrowing when compared to a market related cost of borrowing available to the Company;

“Fiscal 2011” means the year ended December 31, 2011;

“Fiscal 2012” means the year ended December 31, 2012;

“Fiscal 2013” means the year ended December 31, 2013;

“Fiscal 2014” means the year ended December 31, 2014;

“Form 20-F” as amended, means Atlatsa’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013;

“Ga-Phasha” means the Ga-Phasha Platinum Mine Proprietary Limited, a wholly owned subsidiary of Bokoni Holdco. This company is dormant as of December 13, 2013;

“HDPs” means Historically Disadvantaged Persons;

“IASB” means the International Accounting Standards Board;

“ICFR” means internal control over financial reporting; as such term is defined in applicable securities regulations, including The United States Securities Exchange Act of 1934, as amended, and Section 404 of the Sarbanes-Oxley Act of 2002;

“IFRS” means International Financial Reporting Standards as issued by the IASB;

“Ivanplats” means Ivanhoe Nickel & Platinum Limited;

“JIBAR” means the three month Johannesburg Interbank Agreed Rate;

“JSE” means the JSE Limited, a company incorporated in accordance with the laws of South Africa, licensed as an exchange under the South African Securities Services Act, 2004;

“ktpm” means kilo tonnes per month;

“Kwanda” means Kwanda Platinum Mine Proprietary Limited, a wholly owned subsidiary of Bokoni Holdco, which owns the Kwanda Project;

“Kwanda Exploration Project” means the Kwanda PGM project, located on the Northern Limb of the Bushveld Complex in South Africa, on 12 farms, described further in Section 1.7.2.3 Kwanda Project;

“LTIFR” means Lost Time Injury Frequency Rate (including serious);

“MD&A” means Management’s Discussion and Analysis;

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014

“Minxcon” means Minxcon Proprietary Limited, a private company incorporated under the laws of South Africa;

“MPRDA” means the Mineral and Petroleum Resources Development Act of 2002 as described in Section 1.6 Environmental Matters;

“NEDs” means Non-Executive Directors, as described in Section 1.20 Disclosure of Outstanding Share Data;

“New Equity Incentive Plans” means the Share Option Plan, the Share Appreciation Rights Plan and the Conditional Share Unit Plan, each as adopted by the Board on May 19, 2014 and approved by shareholders of the Company on June 27, 2014, as described in Section 1.20 Disclosure of Outstanding Share Data;

“New Senior Facilities Agreement” means the new senior term loan and revolving facility agreement dated March 27, 2013 between Plateau and RPM, pursuant to which RPM made available to Plateau on December 13, 2013, a senior term loan and revolving facility in a total amount of up to $228.0 million (ZAR2.3 billion). Subsequent to the repayment of $74.3 million (ZAR750.0 million) from the subscription for 125 million Common Shares, in the Company by RPM on January 31, 2014, the facility’s limit was reduced to $153.6 million (ZAR1.55 billion). This facility is described in Section 1.4.1. 2009 Senior Debt Facility;

“NYSE MKT” means the NYSE MKT LLC;

“NI 43-101” means the National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;

“OCSF” means the operating cash flow shortfall facility provided by RPM to Plateau, which, as of September 28, 2012, consolidated into the 2009 Senior Debt Facility, and is no longer in effect;

“Pelawan SPV” means Pelawan Finance SPV Proprietary Limited, a wholly owned subsidiary of Atlatsa Holdings;

“PGM” means platinum group metals, comprising platinum, palladium, rhodium, ruthenium, osmium and iridium;

“Phase One” means the first phase of the Restructure Plan, as more fully described in Section 1.3.1 Phase One;

“Phase Two” means the second phase of the Restructure Plan, as more fully described in Section 1.3.2 Phase Two;

“Plateau” means Plateau Resources Proprietary Limited, a private company incorporated under the laws of South Africa, being an indirect wholly owned subsidiary of Atlatsa;

“Plateau Ordinary Shares” has the meaning ascribed to it in Section 1.4.5. Vendor Finance Facility – Share Settled Financing – The “B” Preference Shares;

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014

“Platreef projects” means the mineral rights (known as “farms”) of the Central Block, the Rietfontein Block and the Kwanda Project, which are collectively, known as the Platreef Properties as more fully described in Section 1.7.2 Platreef Exploration Properties, Northern Limb;

“Project companies” or “Projects” means mining exploration in Kwanda. In the previous year this also included Boikgantsho, Kwanda and Ga-Phasha.  Boikgantsho and two farms in Ga-Phasha (De Kamp and Paschaskraal) were sold to RPM and the remaining two farms in Ga-Phasha (Avoca and Klipfontein) were transferred to Bokoni Mine on December 13, 2013.  See the segment information (note 13) in the unaudited condensed consolidated interim financial statements for Q3 2014 for more details;

“PSG” mean PSG Capital Proprietary Limited, a private company incorporated under the laws of South Africa;

“Q1 2013” means the three month period ended March 31, 2013;

“Q1 2014” means the three month period ended March 31, 2014;

“Q2 2013” means the three month period ended June 30, 2013;

“Q2 2014” means the three month period ended June 30, 2014;

“Q3 2013” means the three month period ended September 30, 2013;

“Q3 2014” means the three month period ended September 30, 2014;

“Q4 2012” means the three month period ended December 31, 2012;

“Q4 2013” means the three month period ended December 31, 2013;

“Restructure Plan” means the restructure plan for the refinancing, recapitalization and restructure of the Company and the Bokoni Group, more fully described in Section 1.3 Restructure Plan;

“Royalty Act” means The Mineral and Petroleum Resources Royalty Act, Act No 28 of 2008, in relation to royalties to be levied by the South African state in respect of the transfer of mineral or petroleum resources;

“RPM” means Rustenburg Platinum Mines Limited, a wholly owned subsidiary of Anglo Platinum;

“SEC” means the U.S. Securities and Exchange Commission;

“SEDAR” means the System for Electronic Document Analysis and Retrieval available at www.sedar.com;

“Settlement Agreement” has the meaning ascribed to it in Section 1.7.2.1 Rietfontein Project;

“Share-Settled Financing” has the meaning ascribed to it in Section 1.4.5. Vendor Finance Facility – Share Settled Financing – The “B” Preference Shares

“SPV Ordinary Shares” has the meaning ascribed to it in Section 1.4.5. Vendor Finance Facility – Share Settled Financing – The “B” Preference Shares;

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014

“SPV Preferred Shares” has the meaning ascribed to it in Section 1.4.5. Vendor Finance Facility – Share Settled Financing – The “B” Preference Shares;

“tpm” means tonnes milled per month;

“Transaction Cost Loan Agreement” has the meaning ascribed to it in Section 1.4.4. Advance on the Purchase of Concentrate Revenue;

“United States” or “U.S.” means the United States of America;

“USD” or “US$” means the U.S. Dollar, the currency of the United States of America;

“TSX” means the Toronto Stock Exchange;

“TSXV” means the TSX Venture Exchange;

“WACC” means weighted average cost of capital, as described in Section 1.15 Critical Accounting Estimates under the heading “Impairment of Mining Assets”;

“Western Ga-Phasha” means the Western section of Ga-Phasha, located on the Eastern Limb of the Bushveld Complex in South Africa, comprising the Klipfontein and Avoca mineral properties, which was consolidated with the Bokoni Mine’s activities on December 13, 2013;

“Working Capital Facility” has the meaning ascribed to it in Section 1.4.3. Working Capital Facility; and

“ZAR” means the South African Rand.

1.1 Introduction

This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months and nine months ended September 30, 2014 and the audited annual consolidated financial statements of Atlatsa for the years ended December 31, 2013, and 2012, prepared in accordance with IFRS, which are publicly available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. This MD&A is prepared as of November 14, 2014.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws. Investors should carefully read the cautionary note in this MD&A regarding forward-looking statements and should not place undue reliance on any such forward-looking statements. Refer to “Cautionary Note Regarding Forward-Looking Statements”.
All dollar figures stated herein are expressed in Canadian dollars (“$”), unless otherwise specified.

The closing South African Rand (“ZAR”) to $ exchange rate as at September 30, 2014 was ZAR10.09=$1 compared to ZAR9.77=$1 at September 30, 2013 and ZAR9.87=$1 at December 31, 2013.

The Company’s Common Shares are listed for trading on the TSX (symbol: ATL), NYSE MKT (symbol: ATL) and the JSE (symbol: ATL). The Company migrated to the TSX from the TSXV on February 5, 2014. Following approval by the Company’s shareholders at the Annual General and Special Meeting of the Company held on Friday, June 27, 2014, the Company’s listing status on the

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014

JSE was amended from a primary to a secondary status with effect from July 3, 2014. This allows the Company to comply only with the listing requirements of the TSX on which the Company maintains its primary listing, except as otherwise specifically provided for in the Listings Requirements of the JSE.

Additional information about Atlatsa, including its Annual Report on Form 20-F for Fiscal 2013, as amended, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This MD&A includes certain statements that may be deemed “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws. All statements in this MD&A, other than statements of historical facts, that address the potential acquisitions, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Atlatsa expects, are forward-looking statements. These statements appear in a number of different places in this MD&A and can be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “will”, “could”, “may”, or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Atlatsa’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Atlatsa believes that such forward-looking statements are based on material factors and reasonable assumptions, including assumptions that: the anticipated benefits of the Restructure Plan will be achieved; the Bokoni Mine will maintain production levels in accordance with the mine operating plan; the Bokoni Mine operating plan will continue to be implemented as expected and will achieve improvements in production and operational efficiencies as anticipated; the Platreef Projects will continue to have positive exploration results; contracted parties will provide goods and/or services on the agreed timeframes; equipment necessary for construction and development will be available as scheduled and will not incur unforeseen breakdowns; no material labour slowdowns or strikes will occur; plant, equipment and processes will continue to function as specified; geological or financial parameters will not necessitate future mine plan changes; and no geological or technical problems occur.

Forward-looking statements, however, are not guarantees of future performance and actual results or developments may differ materially from those projected in forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include: uncertainties related to achievement of the financial and operational improvements expected as a result of the Restructure Plan; uncertainties related to the continued implementation of the Bokoni Mine operating plan and opencast mining operations; uncertainties related to the timing of the implementation of the Bokoni Mine deferred expansion plans; fluctuations in market prices, levels of exploitation and exploration successes; changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation; continued availability of capital and financing, general economic, market or business conditions, failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes, industrial unrest and strikes, political instability, suspension of operations and damage to mining property as result of community unrest and safety incidents, insurrection or war and the effect of HIV/AIDS on labour force availability and turnover, delays in obtaining government approvals; and the Company’s ability to satisfy the terms and conditions of its letter of support from Anglo Platinum, dated November 10, 2014, as described in Section 1.11 Liquidity in th MD&A and under “Going Concern” in note two of the Consolidated Financial Statements. These factors and other risk factors that could cause actual results to differ materially from those in forward-looking statements are described in further detail under Item 3D “Risk Factors” in Atlatsa’s Form 20-F.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014

Atlatsa advises investors that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to Atlatsa or persons acting on its behalf. Atlatsa assumes no obligation to update its forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements, except as required by law. Investors should carefully review the cautionary statements and risk factors contained in this and other documents that Atlatsa files from time to time with, or furnishes to, Canadian securities regulators or the SEC and which are publicly available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Non-IFRS Measures

EBITDA is not a recognized measure under IFRS and should not be construed as an alternative to net earnings or loss determined in accordance with IFRS as an indicator of the financial performance of Atlatsa or as a measure of Atlatsa’s liquidity and cash flows.  While EBITDA is a useful supplemental measure of cash flow prior to debt service, changes in working capital, capital expenditures and taxes the Atlatsa’s method of calculating EBITDA may differ from other issuers and, accordingly, EBITDA may not be comparable to similar measures presented by other issuers.  See the section entitled “Segment Information” of our audited consolidated financial statements for Fiscal 2013 and the unaudited interim consolidated financial statements for Q3 2014, for a reconciliation of EBITDA to net income (loss) which is publicly available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Resources

This MD&A uses the terms “measured resources” and “indicated resources”. Atlatsa advises U.S. investors that while those terms are recognised and required by Canadian securities regulators, the SEC does not recognise them. U.S. investors are cautioned not to assume that any mineralized material in these categories, not already classified as reserves, will ever be converted into reserves. In addition, requirements of NI 43-101 for identification of “reserves” are not the same as those of the SEC, and reserves reported by Atlatsa in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors should refer to the disclosure under the heading “Resource Category (Classification) Definitions” in Atlatsa’s Form 20-F.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

This MD&A uses the term “inferred resources”. Atlatsa advises U.S. investors that while this term is recognised and required by Canadian securities regulators, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of economic studies, except in rare cases. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable. Investors should refer to the disclosure under the heading “Resource Category (Classification) Definitions” in Atlatsa’s Form 20-F.

Cautionary Note to Investors Concerning Technical Review of the Bokoni Mine and Western Ga-Phasha

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the conclusions of the technical review of the Bokoni Mine and of (Western) Ga-Phasha. Some of the mineralized material classified as a measured and indicated resource has been

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014 used in the cash flow analysis. Under U.S. mining standards, a full feasibility study would be required in order for such mineralized material to be included in the cash flow analysis, which would require more detailed studies. Additionally, all necessary mining permits would be required in order to classify these parts of the Bokoni Mine’s and Western Ga-Phasha’s mineralized material as a mineral reserve. There can be no assurance that this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, which might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Data is not complete and cost estimates have been developed, in part, based on the expertise of the individuals participating in the preparation of the technical review and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction and on-going operating costs and metal recoveries could be materially different from those contained in the technical review. There can be no assurance that mining can be conducted at the rates and grades assumed in the technical review. There can be no assurance that the infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity and for fluctuation in the availability of electricity. Projected metal prices have been used for the technical review. The prices of these metals are historically volatile, and the Company has no control or influence over the prices of these metals, which are determined in international markets. There can be no assurance that the prices of platinum, palladium, rhodium, gold, copper or nickel will continue at current levels or that they will not decline below the prices assumed in the technical review. Prices for these commodities have been below the price ranges assumed in the technical report at times during the past ten years and for extended periods of time. The expansion projects described herein will require major financing; probably a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available to the Company on acceptable terms or at all. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the expansions. Other general risks include those ordinary to large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations and the accommodation of local and community concerns. The conclusions, assumptions and economics of the technical review are sensitive to the currency exchange rates, which have been subject to large fluctuations in the last several years.

1.2 Overview

Atlatsa is engaged in the mining, exploration and development of PGM mineral deposits located in the BIC. The BIC is the world’s largest platinum producing geological region, producing about 75% of the world’s annual primary platinum supply to international markets.

Atlatsa, through its wholly owned South African subsidiary, Plateau, holds a 51% interest in Bokoni Holdco, which in turn holds a 100% interest in several PGM projects, including the operating Bokoni Mine and the Kwanda Exploration Project. Plateau also holds a 100% direct interest in a number of other PGM exploration projects in the northern limb of the BIC. On December 13, 2013, the mineral properties in Boikgantsho and the Eastern portion of Ga-Phasha (Paschaskraal and De Kamp mineral properties) were sold to RPM. The Western portion of Ga-Phasha, containing the Klipfontein and Avoca mineral properties was subsequently incorporated into the Bokoni mining right; such that Boikgantsho and Ga-Phasha do not currently hold any mineral properties. Both companies are now dormant.

The Bokoni Mine is the Company’s operating mine and its only producing asset. Kwanda holds assets which are currently in the exploration stage. Refer to Section 1.7 Operations, for more details of each of the entities.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014

Atlatsa’s objective is to become a significant PGM producer with a substantial and diversified PGM asset base, including production and exploration assets. Atlatsa controls a significant estimated mineral resource base of approximately 56 million ounces in the measured category, 27.7 million ounces in the indicated category and 70.5 million ounces in the inferred category. Of this estimated mineral resource base, approximately 28.5 million ounces in the measured category, 14.1 million ounces in the indicated category and 36 million ounces in the inferred category are attributable to Atlatsa.  Refer to page 13 of Atlatsa’s technical report entitled “An Independent Qualified Persons’ Report on the Bokoni Platinum Mine, in the Mpumalanga Province, South Africa” dated April 24, 2013 and filed on SEDAR at www.sedar.com on May 14, 2013.

Anglo Platinum, through its wholly owned subsidiary RPM, holds a 49% interest in Bokoni Holdco. During Fiscal 2011, Fiscal 2012 and Fiscal 2013, Atlatsa and Anglo Platinum engaged in negotiations to refinance, restructure and recapitalize the Company. On January 31, 2014, the Company announced completion of the Restructure Plan.  Refer to Section 1.3 Restructure Plan for more details.

The corporate structure of Atlatsa and its subsidiaries as at September 30, 2014 is as follows:

* Black Economic Empowerment

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014

# Dormant from December 13, 2013. Refer to Section 1.3 – Restructure Plan
^ Bokoni Rehabilitation Trust is consolidated into Bokoni

The following are key financial consolidated performance highlights for Atlatsa for Q3 2014:

•	Atlatsa realised a gross profit for Q3 2014 of $3.7 million, which is an improvement of $8.5 million compared to the gross loss incurred in Q3 2013 of ($4.8 million).

•
Atlatsa had an operating loss of ($0.8 million) and a loss before income tax of ($2.3 million) for Q3 2014, compared to an operating loss of ($2.2 million) and a loss before income tax of ($17.2 million) for Q3 2013.

•	The net loss (after tax) was ($0.6 million) for Q3 2014, as compared to a net loss (after tax) of ($15.5 million) for Q3 2013.

•
The Company has recognised a fair value loss and AG8 adjustments of ($0.04 million) in its Consolidated Statement of Profit or Loss and Other Comprehensive Income for Q3 2014, compared to a fair value gain and AG8 adjustments of $5.4 million for Q3 2013, due to the refinancing cash flow implications being moved out as a result of the delay in finalisation of the Restructure Plan and no drawdowns being made in Q3 2014 compared to drawdowns of $15.2 million in Q3 2013. In addition to this, post December 13, 2013, only the debt between Plateau and RPM was fair valued as the 49% contribution by RPM to Holdco was treated as a shareholders loan with the intention to capitalise these loans, which took place on March 31, 2014. Refer to Section 1.3 Restructure Plan for a discussion on the fair value adjustments.

•
The basic and diluted loss per share for Q3 2014 was ($0.00) as compared to a basic and diluted loss per share of ($0.03) for Q3 2013. The basic and diluted loss per share is calculated by dividing the loss attributable to the shareholders of the Company of ($0.5 million) for Q3 2014 and a loss of ($12.9 million) for Q3 2013 by the weighted average number of shares of 593.1 million (593.1 million on a diluted basis) for Q3 2014 and the weighted average number of shares of 424.8 million (424.8 million on a diluted basis) for Q3 2013.  The number of shares outstanding increased from Q3 2013 to Q3 2014 as a result of the additional shares issued during the course of the Restructure Plan, discussed below. All share options and unvested treasury shares were disregarded in the calculation of the basic and diluted loss per share, as these are anti-dilutive.

•
Atlatsa generated cash from operations of $10.0 million in Q3 2014 compared to cash generated from operations of $7.4 million in Q3 2013. Cash generated before working capital changes increased from $2.1 million in Q3 2013 to $10.8 million in Q3 2014.

•
Bokoni’s EBITDA increased year-on-year with Bokoni achieving a positive EBITDA of $11.3 million for Q3 2014, compared to a positive EBITDA of $10.4 million in Q3 2013. This increase is mainly due to Bokoni realising a gross profit for Q3 2014 of $3.9 million (ZAR38.5 million) and an operating profit of $1.8 million (ZAR17.3 million).

•	During Q3 2014, the Bokoni Mine produced 56,025 4E ounces as compared to 47,611 4E ounces during Q3 2013. The increase is mainly attributable to the increase in tonnage.

The following are key financial consolidated performance highlights for Atlatsa for the nine months ended September 30, 2014:

•
Atlatsa had an operating loss of ($18.6 million), and a loss before income tax of ($29.9 million) for the nine months ended September 30, 2014, compared to an to an operating profit of $3.0 million and a loss before income tax of ($40.8 million) for the nine months ended September 30, 2013.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014

•	The net loss (after tax) was ($25.3 million) for the nine months ended September 30, 2014, as compared to a net loss (after tax) of ($33.3 million) for the nine months ended September 30, 2013.

•
The Company has recognised a fair value gain and AG8 adjustments of $0.5 million in its Consolidated Statement of Profit or Loss and Other Comprehensive Income for the nine months ended September 30, 2014, compared to a fair value gain and AG8 adjustments of $34.8 million for the nine months ended September 30, 2013.  This is mainly due to the difference in the fair value gain and AG8 adjustments recognised on the debt, due to the refinancing cash flow implications being moved out as a result of the delay in finalisation of the restructure plan and the drawdowns for the nine months ended September 30, 2014, being lower than for the nine months ended September 30, 2013. Also, post December 13, 2013, only the debt between Plateau and RPM was fair valued as the 49% contribution by RPM to Holdco was treated as a shareholder loan with the intention to capitalise these loans which took place on March 31, 2014.  Refer to Section 1.3 Restructure Plan - 1.3.1 Phase One for a discussion on the fair value adjustments.

•
The basic and diluted loss per share for the nine months ended September 30, 2014 was ($0.02) as compared to ($0.07) for the nine months ended September 30, 2013. The basic and diluted loss per share is calculated by dividing the loss attributable to the shareholders of the Company of ($12.4 million) for the nine months ended September 30, 2014 and ($28.3 million) for the nine months ended September 30, 2013 by the weighted average number of shares of 593.1 million (593.1 million on a diluted basis) for September 30, 2014 and the weighted average number of shares of 424.8 million (424.8 million on a diluted basis) for the nine months ended September 30, 2013.  The number of shares outstanding increased from September 30, 2013 to September 30, 2014 as a result of the additional shares issued during the course of the Restructure Plan, discussed below. All share options and unvested treasury shares were disregarded in the calculation of the basic and diluted loss per share, as these are anti-dilutive.

•
During the nine months ended September 30, 2014, the Bokoni Mine produced 145,622 4E ounces as compared to 126,555 4E ounces during the nine months ended September 30, 2013. The increase is mainly attributable to the increase in tonnage.

The following are the key changes in financial condition for Atlatsa for Q3 2014 compared to Fiscal 2013:

•	Atlatsa’s total assets decreased by $41.8 million (5.4%) from $773.6 million at December 31, 2013 to $731.8 million at September 30, 2014. This decrease in total assets is primarily due to:

o
a decrease of $26.8 million in cash and cash equivalents mainly due to the payment after December 31, 2013 of the Value Added Tax (“VAT”) liability on the sale of the mineral properties of Boikgantsho  and Eastern Ga-Phasha on December 13, 2013;

o	a decrease of $8.4 million in trade and other receivables as a result of the impact of utilizing the Advance;

o	amortisation on the mineral property interests of $2.1 million;

o	depreciation on property plant and equipment of $27.4 million; and

o	a deterioration of 2.2% of the ZAR against the $ since December 31, 2013.

These decreases were partially off-set by additions to capital work-in-progress of $8.7 million and an increase in inventory of $6.5 million mainly as a result of the increase in stockpile.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014

•	Atlatsa’s total liabilities decreased by $95.5 million (24%) from $394.5 million at December 31, 2013 to $299.0 million at September 30, 2014. This decrease in total liabilities is primarily due to:

o
a decrease of $24.1 million in trade and other payables mainly as a result of the VAT incurred on the sale of the mineral properties of Boikgantsho and Eastern Ga-Phasha on December 13, 2013 and paid after December 31, 2013;

o
a net decrease in the Company’s loans and borrowings of $64.9 million resulting mainly from $74.8 million (ZAR750.0 million – translated at transaction date; January 31, 2014) being repaid of the New Senior Facilities Agreement in Q1 2014 as part of the Restructure Plan (this was disclosed as short-term portion of loans and borrowings at December 31, 2013), additional drawdowns of $14.7 million, shareholder loans capitalised of $12.5 million and interest accrued of $12.4 million; and

o	a deterioration of 2.2% of the ZAR against the $ since December 31, 2013.

1.3 Restructure Plan

On February 2, 2012, the Company and Anglo Platinum announced the parties’ conclusion of a term sheet comprising the first iteration of the Restructure Plan.

Subsequent to announcing the material terms of the Restructure Plan in February 2012, the Company announced that it, together with Anglo Platinum and the management of Bokoni; had undertaken a strategic review of the Bokoni Mine operations in order to assess the optimal operating and financial plan for the Bokoni Mine going forward.

1.3.1 Phase One

In Phase One of the Restructure Plan (September 28, 2012), the 2009 Senior Debt Facility was amended to increase the total amount available under the facility, and this additional amount was utilized to repay the amounts owed to RPM under the OCSF, such that the principal amount outstanding under the OCSF as at September 28, 2013 was $0, and to redeem the existing “A” Preference Share Facility. As a result, the Company lowered its cost of borrowing. After the consolidation of the balance outstanding under the OCSF into the 2009 Senior Debt Facility, a portion of the available balance under the 2009 Senior Debt Facility continued to represent a facility available to the Company under the terms of the OCSF.

These transactions resulted in all outstanding debt owing to RPM as at that date being consolidated into one single facility on terms and conditions agreed between the parties, including an interest rate adjustment, which lowered the Company’s cost of borrowing from 12.31% (prior to implementation of Phase One) to a current interest rate of 4.58% (such rate being linked to JIBAR, which was 6.13% at September 30, 2014) compared to 5.92% at the end of Q3 2013.

The portion of the debt between RPM and Bokoni Holdco was considered a shareholder loan. As a result, when a transaction is with a shareholder at terms and conditions that would not be expected from a third party, it is clear that either the company or the shareholder obtained a benefit because of the shareholder relationship. In respect of loans with shareholders, the difference between the loan received and the amount recognised at fair value on initial recognition, is recognised as a fair value gain or loss directly in equity. A fair value adjustment was therefore recorded on the 2009 Senior Debt Facility.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014

1.3.2 Phase Two

On March 27, 2013, the Company announced the execution of definitive agreements for Phase Two of the Restructure Plan which included the disposal of certain mineral properties representing undeveloped estimated PGM resources to RPM, and the recapitalization and refinancing of Atlatsa and the Bokoni Group, together with an undertaking to accelerate production growth at the Bokoni Mine. The first part of Phase Two was completed on December 13, 2013 and the remainder of the Phase Two transactions were completed by January 31, 2014.

Certain of the transactions completed as part of Phase Two of the Restructure Plan were “related party transactions” pursuant to Multilateral Instrument 61-101 – Protection of Minority Securityholders Interest in Special Transactions. Readers are referred to the management information circular of the Company dated May 28, 2013 (as filed on SEDAR on May 31, 2013), for more information regarding the related party aspects of Phase Two, including details of formal valuations obtained by Atlatsa. Included in the information circular are details of Minxcon (an independent valuator) as well as PSG (in relation to a fairness opinion over the Restructure Plan).

Management received disinterested Shareholder approval for Phase Two of the Restructure Plan on June 28, 2013.

As part of Phase Two of the Restructure Plan, under the New Senior Facilities Agreement signed on March 27, 2013, Anglo Platinum agreed to make additional facilities available to the Company, after the 2009 Senior Debt Facility had been fully utilised by the Company, to finance the Company’s pro rata share of the Bokoni Mine going forward. The Company was not entitled to drawdown amounts under the New Senior Facilities Agreement until, amongst other things, certain conditions precedent were met.  These conditions precedent were completed on December 12, 2013.

Due to delays in closing the Restructure Plan, and the fact that the Company required additional funding prior to the date the New Senior Facilities Agreement became available to the Company (i.e. December 13, 2013), the parties agreed to increase the amount available for drawdown under the 2009 Senior Debt Facility by $21.4 million (ZAR215.7 million). An agreement effecting this increase was signed on May 28, 2013 (the “Amending Agreement”).

In addition to the facilities described above, RPM and Bokoni entered into an agreement on November 13, 2013 (the “Advance on Concentrate Revenue Agreement”) pursuant to which RPM agreed to fund Bokoni with an advance on the revenue from the sale of concentrate made to RPM under the Concentrate Agreement (the “Advance”) at an interest rate of JIBAR plus 1.41% per annum, from November 1, 2013 to November 30, 2014. The Advance on Concentrate Revenue Agreement was amended in July 2014 to extend the term to December 31, 2015. The Advance on Concentrate Revenue Agreement was necessary to cover the additional cash requirements of the Bokoni Mine which resulted from the delay in the completion of the Restructure Plan.  Refer to Section 1.4.4. Advance on the Purchase of Concentrate Revenue for more details.

The conditions precedent for the completion of Phase Two of the Restructure Plan were completed on December 12, 2013.  On December 13, 2013 the following transactions, forming part of Phase Two of the Restructure Plan, were completed:

•
the sale and transfer of the Company’s mineral properties in Boikgantsho and Eastern Ga-Phasha to RPM for a net consideration of $168.5 million (ZAR1.7 billion). For accounting purposes; this sale gave rise to a profit on sale of $171.1 million in the Consolidated Statement

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014 of Profit or Loss and Other Comprehensive Income for the year ended December 31, 2013 (also refer to note 35 in the audited annual financial statements for Fiscal 2013);

•
the purchase consideration payable for the sale of the Boikgantsho mineral property was paid to the Company on December 13, 2013, excluding an amount of $2.9 million (ZAR29.0 million), which is payable on the date of execution of the notarial deed of extension of the RPM Mining Right to include the Boikgantsho Prospecting Rights. The proceeds paid to the Company of $165.6 million (ZAR1,671 million) were used to reduce the outstanding debt to RPM under the 2009 Senior Debt Facility;

•
RPM subscribed for additional shares of Bokoni Holdco to the value of $192.2 million (ZAR1,939.4 million). Bokoni Holdco utilised these funds to repay certain shareholder loans outstanding between Bokoni Holdco and RPM in the amount of $192.2 million (ZAR1,939.4 million);

•
Plateau subscribed for additional shares of Bokoni Holdco as part of the funding between Plateau and Bokoni Holdco, and as such Plateau’s interest in Bokoni Holdco has not been diluted. This transaction is eliminated for the Company’s consolidation purposes;

•
the 2009 Senior Debt Facility was repaid in full (refer to Section 1.4.1. 2009 Senior Debt Facility) and the New Senior Facilities Agreement between Plateau and RPM as signed on March 27, 2013 was made effective. $228.0 million (ZAR2.3 billion) was made available under the New Senior Facilities Agreement of which $156.4 million (ZAR1,578.0 million) inclusive of interest, was utilized by September 30, 2014.  Refer to Section 1.4.2. New Senior Facilities Agreement;

•
Plateau also entered into the Working Capital Facility of $8.9 million (ZAR90 million) with RPM to fund Atlatsa’s corporate and administrative expenses through to the end of 2015 of which $5.6 million (ZAR56.4 million) was utilised as at September 30, 2014.  Refer to Section 1.4.3. Working Capital Facility; and

•	the Concentrate Agreement (as described in Section 1.7.1 Bokoni Mine, under the sub-heading “Sale of Concentrate”) was extended until 2020.

The replacement of the 2009 Senior Debt Facility with the New Senior Facilities Agreement between RPM and Plateau gave rise to fair value adjustments as the terms of the New Senior Facilities Agreement differ significantly from those of the 2009 Senior Debt Facility. The fair value adjustment resulted from the Company’s new cost of borrowing under the consolidated 2009 Senior Debt Facility and the fact that the New Senior Facilities Agreement is more favourable to the Company compared to a market related cost of borrowing available to the Company.

The loan between Bokoni Holdco and RPM resulted in a fair value loss as the contractual debt that was settled was greater than the fair value of the debt.

During January 2014, Phase Two of the Restructure Plan was finalized by completing the following:

•
Pelawan SPV converted the SPV Preferred Shares held by RPM into SPV Ordinary Shares and converted the “B” Preference Shares held by Pelawan SPV in Plateau into Plateau Ordinary Shares.  In addition, in accordance with the terms of the Plateau Ordinary Shares, Plateau issued Pelawan SPV a special dividend in cash of $24.0 million (ZAR241.7 million), which Pelawan SPV used to subscribe for additional Plateau Ordinary Shares.

•	As per the Exchange Agreement, Atlatsa issued 227.4 million Atlatsa Common Shares to Pelawan SPV in exchange for the Plateau Ordinary Shares. Following this issuance, Pelawan

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014

SPV immediately bought back all SPV Ordinary Shares held by RPM and settled the buyback consideration by delivering to RPM 115.8 million Common Shares in the Company.  On January 29, 2014, RPM sold these 115.8 million Common Shares in the Company to Atlatsa Holdings, held in trust by the Pelawan Trust in exchange for the Atlatsa Holdings Vendor Finance Loan.  Atlatsa Holdings increased its shareholding in the Company to 61.86%.

•
On January 29, 2014, Atlatsa Holdings, the Company’s majority shareholder; acquired the 115.8 million Common Shares in the Company from RPM on a vendor financed basis, which resulted in Atlatsa Holdings owing $45.9 million (ZAR463.2 million) to RPM, to be repaid in stages by December 31, 2020 (the “Atlatsa Holdings Vendor Finance Loan”);

•
Pelawan SPV transferred the remaining 111.6 million Common Shares in the Company issued to Pelawan SPV pursuant to the Exchange Agreement to Atlatsa Holdings in trust for the Pelawan Trust. Such Common Shares are subject to a lock-in that prevents Pelawan SPV and Atlatsa Holdings from disposing of such Common Shares for so long as Atlatsa Holdings is required to maintain a minimum 51% shareholding in Atlatsa (at present the contractual lock up provision for Atlatsa Holdings on all of its Atlatsa Common Shares remains in place up to January 1, 2015).

•
Atlatsa Holdings provided security to RPM in relation to the Atlatsa Holdings Vendor Finance Loan by way of a pledge and cession of its entire shareholding in Atlatsa, which shares remain subject to a lock-in arrangement through to 2020. Should Atlatsa Holdings be unable to meet its minimum repayment commitments under the Atlatsa Holdings Vendor Finance Loan between 2018 to 2020, Atlatsa will have a discretionary right, with no obligation, to step in and remedy such obligation in order to protect its BEE shareholding status, subject to commercial terms being agreed between Atlatsa Holdings and Atlatsa for that purpose and receipt of the necessary regulatory and shareholder approvals; and

•
RPM subscribed for 125 million Common Shares of the Company on January 31, 2014, for $74.3 million (ZAR750.0 million), which proceeds were used to repay a portion of the Company’s outstanding debt to RPM under the New Senior Facilities Agreement.

On February 1, 2014, after completion of Phase Two of the Restructure Plan; Atlatsa had an outstanding share capital of 554,288,473 Common Shares.

For additional information on the Restructure Plan refer to the press releases of Atlatsa between  February 2, 2012, and February 3, 2014 as well as the material change reports filed on February 13, 2012,  September 27, 2012 and April 8, 2013, all of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

1.4 Debt Arrangements

1.4.1. 2009 Senior Debt Facility

The balance under the 2009 Senior Debt Facility as at December 13, 2013 was $216.9 million (ZAR2,188.8 million) after repaying $165.6 million (ZAR1,671 million) of the 2009 Senior Debt Facility with the cash received from the sale of the mineral properties of Eastern Ga-Phasha and Boikgantsho. On December 13, 2013, the Company drew down $216.9 million (ZAR2,188.8 million) under the New Senior Facilities Agreement to pay and settle the 2009 Senior Debt Facility. As of December 13, 2013, the 2009 Senior Debt Facility is no longer in effect and is described herein for historical purposes only.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014

1.4.2. New Senior Facilities Agreement

The total amount available to Plateau under the New Senior Facilities Agreement is $228 million (ZAR2.3 billion).  Subsequently, Atlatsa used the proceeds of $74.8 million (ZAR750.0 million - translated at transaction date; January 31, 2014) from the subscription for 125 million Common Shares in the Company by RPM on January 31, 2014 to reduce the amount outstanding between Plateau and RPM under the New Senior Facilities Agreement to $153.6 million (ZAR1.55 billion); this becoming the amended maximum available under this facility.

In the event Plateau draws down on the facility available under the New Senior Facilities Agreement to fund its 51% contribution to Bokoni Holdco, RPM is obliged to meet its 49% contribution to Bokoni Holdco as a shareholder loan to Bokoni Holdco.

During Q1 2014, Plateau drew down $6.2 million (ZAR61.3 million) on the New Senior Facilities Agreement to contribute to Bokoni Holdco for utilisation by Bokoni Mine. RPM provided $6.0 million (ZAR58.9 million) to Bokoni Holdco as their 49% contribution.  This resulted in the facility being fully utilised. Although the facility limit of the New Senior Facilities Agreement has been reached, Anglo Platinum’s Board of Directors agreed to allow an amount of $15.9 million (ZAR160.0 million) in unpaid interest to accrue above the facility limit of $153.6 million (ZAR1,550 million), up to December 31, 2015.  The total amount outstanding under the New Senior Facilities Agreement as at September 30, 2014 was $156.4 million (ZAR1,578.0 million) inclusive of interest.

Pursuant to the Bokoni Holdco Shareholders Agreement, the board of directors of Bokoni Holdco, which is controlled by Atlatsa, has the right to call for shareholder contributions, either by way of a shareholder loan or equity cash call.

RPM’s 49% contributions to Bokoni Holdco between December 13, 2013 and March 31, 2014 were treated as shareholder loans. The treatment of these shareholder loans was decided by the Board of Directors of Bokoni Holdco as per the Bokoni Holdco Shareholders Agreement.  On March 31, 2014, these shareholder loans to the value of $9.3 million were capitalised for additional shares in Bokoni Holdco.

As of September 30, 2014, no shareholder loans remain outstanding. The shareholder loans bear no interest and no repayment terms.

The repayment terms of the New Senior Facilities Agreement include quarterly cash sweeps, when cash is available. Atlatsa will be required to reduce the outstanding balance (including capitalised interest) under the New Senior Facilities Agreement to $99.1 million (ZAR1.0 billion) by December 31, 2018, to $49.6 million (ZAR500.0 million) by December 31, 2019 and to zero by December 31, 2020.

1.4.3. Working Capital Facility

Prior to implementation of Phase Two of the Restructure Plan and as an interim measure prior to the closing of the Restructure Plan, RPM and Plateau agreed to a transaction cost loan agreement, as signed and implemented on May 28, 2013 (the “Transaction Cost Loan Agreement”), to make a facility of $2.2 million (ZAR22.5 million) available to Plateau.

The increase of $21.4 million (ZAR215.7 million) under the 2009 Senior Debt Facility pursuant to the Amending Agreement is inclusive of the $2.2 million (ZAR22.5 million) provided for under the Transaction Cost Loan Agreement. The facility under the Transaction Cost Loan Agreement carried interest at the Prime Rate plus 5%.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014

On December 13, 2013, Plateau and RPM entered into a working capital facility whereby RPM agreed to provide a maximum of $3.0 million (ZAR30.0 million) to Plateau each year from 2013 to 2015, inclusive, up to an aggregate amount of $8.9 million (ZAR90.0 million), (including capitalised interest), to fund Plateau’s corporate and administrative expenses through to 2015 (the “Working Capital Facility”).  On December 13, 2013, Plateau drew down $3.0 million (ZAR29.9 million) on the Working Capital Facility and repaid the amount outstanding under the Transaction Cost Loan Agreement of $0.7 million (ZAR7.2 million) including interest.  The Transaction Cost Loan Agreement is no longer in effect and is described herein for historical purposes only.

Pursuant to the terms of the Working Capital Facility, interest will be charged on the outstanding amounts of the Working Capital Facility at a rate of three-month JIBAR plus 4% per annum. The balance of the Working Capital Facility cannot exceed $8.9 million (ZAR90.0 million) at any time, including capitalised interest. Atlatsa is prohibited from paying any dividends until the Working Capital Facility is fully repaid. The Working Capital Facility is repayable in full by December 31, 2018.

During Q3 2014, $1.0 million (ZAR10.0 million) was drawn down under the Working Capital Facility, which brought the contractual balance to $5.6 million (ZAR56.4 million) as at September 30, 2014, inclusive of cumulative interest.

In March 2014, Plateau entered into an agreement with RPM whereby, in the event Bokoni Mine requires additional cash resources in the short term, Plateau could use the undrawn amounts under the Working Capital Facility for such purposes.

1.4.4. Advance on the Purchase of Concentrate Revenue

In addition to the other facilities provided, RPM agreed to fund the Bokoni Mine, pursuant to the Advance on Concentrate Revenue Agreement, with an advance on the sale of concentrate revenue made to RPM pursuant to the Concentrate Agreement, at an interest rate of JIBAR plus 1.41% per annum, from November 1, 2013 to November 30, 2014.

The Advance on Concentrate Revenue Agreement provided that RPM may advance funds to Bokoni up to an amount equal to the lower of 90% of an advance on revenue for the preceding two months and $35.7 million (ZAR360.0 million), provided that the amount advanced shall not exceed the actual cash requirements for that month. The terms of the Advance on Concentrate Revenue Agreement were re-negotiated in March 2014 to permit RPM to advance funds to Bokoni up to an amount equal to the lower of 95% of an advance on revenue for the preceding two months and $47.1 million (ZAR475.0 million), provided that the amount advanced shall not exceed the actual cash requirements of Bokoni Mine for that month, and to extend the term of the Advance on Concentrate Revenue Agreement to March 31, 2015. In July 2014, the Advance on Concentrate Revenue Agreement was amended to extend the term of the agreement to December 31, 2015.

Drawdowns pursuant to the Advance on Concentrate Revenue Agreement of $36.5 million (ZAR368.0 million) were made against the concentrate revenue in Q3 2014, of which $7.9 million (ZAR80.0 million) was already recovered and $28.5 million (ZAR288.0 million) will be recovered as part of revenue received from RPM in October and November 2014.

Also refer to Section 1.11 Liquidity, under the sub-heading “Going Concern” for details on how the Advance will be utilised.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014

1.4.5. Vendor Finance Facility – Share Settled Financing – The “B” Preference Shares

On July 1, 2009, RPM provided a vendor finance facility to Plateau consisting of a cash component, the “A” Preference Share Facility of $118.9 million (ZAR1.2 billion) and a share settled component (the “Share-Settled Financing”) amounting to $109.0 million (ZAR1.1 billion). Refer to Section 1.3 Restructure Plan for details of the repayment of these facilities.

Pursuant to the Share Settled Financing, Atlatsa Holdings, the majority shareholder of Atlatsa, established a wholly owned subsidiary, Pelawan SPV, and transferred 56,691,303 Common Shares in the Company to the Pelawan SPV.  RPM subscribed for convertible preferred shares in the capital of the Pelawan SPV (the “SPV Preferred Shares”) for an aggregate sum of $109.0 million (ZAR1.1 billion).  Atlatsa Holdings encumbered its shareholding in the Pelawan SPV in favour of RPM as security for the obligations of the Pelawan SPV pursuant to the SPV Preferred Shares.

Pelawan SPV then subscribed for two different classes of convertible class B preferred shares (the ““B” Preference Shares”) in Plateau for $109.0 million (ZAR1.1 billion), each such class being convertible into ordinary shares in the capital of Plateau (“Plateau Ordinary Shares”) and entitling the holder of the Plateau Ordinary Shares to a special dividend in cash, which, upon receipt, would immediately be used to subscribe for additional Plateau Ordinary Shares. The “B” Preference Shares were zero coupon shares and carried no rights to preference dividends.

Pursuant to the agreement between Pelawan SPV and Atlatsa (the “Exchange Agreement”), upon Plateau issuing Plateau Ordinary Shares to Pelawan SPV, Atlatsa would take delivery of all Plateau Ordinary Shares held by the Pelawan SPV and, in consideration thereof, issue to Pelawan SPV such number of Atlatsa Common Shares that would have a value equal to the value of such Plateau Ordinary Shares. The total number of Atlatsa Common Shares to be issued on implementation of the Share-Settled Financing arrangement was 227.4 million Atlatsa Common Shares.

The SPV Preferred Shares were convertible in one or more tranches into ordinary shares in the capital of the Pelawan SPV (“SPV Ordinary Shares”) immediately upon demand by RPM, upon the earlier of (i) the date of receipt by the Pelawan SPV of a conversion notice from RPM and (ii) July 1, 2018. Pelawan SPV received a conversion notice from RPM on January 7, 2014.

Pursuant to the conversion notice received by Pelawan SPV on January 7, 2014, Pelawan SPV converted the SPV Preferred Shares held by RPM into SPV Ordinary Shares on January 14, 2014 and converted the “B” Preference Shares held by Pelawan SPV in Plateau into Plateau Ordinary Shares.  In addition, in accordance with the terms of the Plateau Ordinary Shares, Plateau issued Pelawan SPV a special dividend in cash of $24.0 million (ZAR241.7 million), which Pelawan SPV used to subscribe for additional Plateau Ordinary Shares.

The Share Settled Financing is now complete and is described herein for historical purposes only.

Refer to Section 1.3 Restructure Plan for details of Phase Two of the Restructure Plan.

1.4.6. Security

The New Senior Facilities Agreement is secured through various security instruments, guarantees and undertakings provided by Atlatsa against its portion (51%) of the cash flows generated by Bokoni, together with its portion (51%) of Bokoni’s asset base.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014

1.5 Black Economic Empowerment

Atlatsa Holdings, the majority shareholder of Atlatsa, is a broad based BEE entity. Through Atlatsa Holdings, Atlatsa remains compliant with the BEE equity requirements contemplated under South African legislation and the associated charters regarding BEE equity holding requirements.

1.6 Environmental Matters

The South African National Environmental Management Act 107 of 1998 as well as the MPRDA, which applies to all prospecting and mining operations, requires that operations be carried out in accordance with generally accepted principles of sustainable development. It is a MPRDA requirement that an applicant for a mining right must make prescribed financial provision for the rehabilitation or management of negative environmental impacts, which must be reviewed annually. The financial provisions deal with anticipated costs for:

•	premature closure;
•	planned decommissioning and closure; and
•	post closure management of residual and latent environmental impacts.

In respect of the Bokoni Mine, an internal assessment was completed in Q3 2014, with an external review scheduled to take place in November 2014 to determine the environmental closure liability as at December 31, 2014.  As at September 30, 2014, the total environmental rehabilitation liability for the Bokoni Mine, in current monetary terms (discounted), was estimated at $11.5 million (ZAR116.3 million) compared to $10.3 million (ZAR100.7 million) in Q3 2013 and $11.1 million (ZAR109.6 million) as of December 31, 2013.

The undiscounted future rehabilitation liability was estimated at $18.4 million (ZAR185.6 million) as at December 31, 2013, compared to $13.5 million (ZAR115.3 million) as at December 31, 2012. This is valued on an annual basis.

The Company makes annual contributions to a dedicated trust fund (the “Environmental Trust Fund”) to cover the estimated cost of rehabilitation during and at the end of life of the Bokoni Mine.

As at September 30, 2014, the amount invested in the Environmental Trust Fund was $3.6 million (ZAR35.9 million) compared to $3.2 million (ZAR31.3 million) in Q3 2013 and $3.3 million (ZAR32.5 million) at December 31, 2013. The shortfall of $8.0 million between the funds invested in the Environmental Trust Fund and the estimated rehabilitation cost is covered by a guarantee from RPM.

Atlatsa’s mining and exploration activities are subject to extensive environmental laws and regulations. These laws and regulations are continually changing and are generally becoming more restrictive. Atlatsa has incurred, and expects to incur in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on current legal and regulatory requirements.

As at December 31, 2013, the Company identified a potential future pollution risk posed by deep groundwater in certain underground shafts. As such a contingency was disclosed at December 31, 2013   (also refer to note 34 in the audited annual financial statements for Fiscal 2013).  In light of the current information, no reliable estimate can be made for a potential obligation.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014

1.7 Operations

1.7.1 Bokoni Mine

Overview

The Bokoni Mine is an operating mine situated in the Sekhukhune-land District of the Limpopo Province, approximately 80km southeast of Polokwane, the provincial capital, and 330km northeast of Johannesburg.

The Bokoni Mine is permitted by two “new order” mining licenses covering an area of 20,394.26 hectares. After the conclusion of Phase Two of the Restructure Plan in December 2013, the Bokoni mining right (LP30/5/1/2/2/59 MR) was amended to include two mineral properties - Avoca 472 KS and Klipfontein 465 KS, which were previously considered part of Ga-Phasha. Mining at the Bokoni Mine consists of both surface and underground operations. The surface operation is an opencast operation mining the Merensky reef and contributes approximately 20% of the total tonnage produced. A vertical shaft and three decline shaft systems provide access to underground mine development and production on the Merensky and UG2 reef horizons. The UG2 production currently accounts for approximately 25% of total production.

Road, water and power infrastructure, as well as two processing concentrators, have been installed at the Bokoni Mine, which are sufficient to meet the operational requirements of the Bokoni Mine up to the completion of its first phase growth plans (i.e. increased output to 160.0 ktpm).

The Bokoni Mine has an extensive ore body, capable of supporting a life-of-mine plan that is estimated at 23 years (as Bokoni’s mining licence is expiring in 2038). Current mining operations are being conducted at shallow depths, on average 300m below the surface. This benefits the Bokoni Mine’s operations as there are no major refrigeration (and consequent power) requirements at shallower mining depths.

The Bokoni Mine’s production for Q3 2014 averaged 159,793 tpm of ore from its UG2 and Merensky reef horizons (including the opencast), representing an increase of 10% from Q3 2013.

Klipfontein opencast project:

In Q2 2013, Bokoni successfully commissioned its opencast Merensky mine operations which at steady state, is expected to produce up to 40.0 ktpm of Merensky ore. The ore mined at the open cast surface operations is used to the fill any mill gap (25.0 ktpm to 40.0 ktpm) created as a result of the difference between underground production (120.0 ktpm to 135.0 ktpm) and the concentrator capacity (160.0 ktpm).  As the underground operations ramp up to a steady state production of 160.0 ktpm, the tonnages from the opencast operations will decrease accordingly. The expected life of the opencast operation is approximately 4 years.

On October 8, 2014, Bokoni suspended operations at its Klipfontein opencast mine pending the outcome of an urgent and full investigation into the fatal injury of a Mosotsi community member. This could have an impact on the production for the three months up to December 31, 2014. The Bokoni Mine resumed operations on the western side of the Klipfontein opencast on November 3, 2014. The eastern side of the opencast remains suspended pending finalisation of the investigation by the DMR and the South African Police Services (“SAPS”).

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014

Operating Plan

The operating plan to 2020 targets an output of 160.0 ktpm from underground operations, to meet the current installed processing capacity at the Bokoni Mine. The Brakfontein Shaft and Middelpunt Hill shafts are expected to ramp up to steady state levels of production of 100.0 ktpm and 60.0 ktpm respectively by 2018. The older UM2 and Vertical underground shafts are expected to continue to produce at a steady state rate of 10.0 ktpm and 35.0 ktpm until 2017 and 2018 respectively. The mill gap between the processing capacity (160.0 ktpm) and the underground production (currently 130.0 ktpm) will be filled by the opencast operation that will be managed on a flexible volume basis to produce sufficient ore. Material capital expenditure associated with the proposed UG2 and Merensky expansion plans at the Bokoni Mine, as well as a new UG2 Concentrator plant (100.0 ktpm), estimated at $197.2 million (ZAR2.0 billion), have been deferred beyond 2020.
The operating plan will allow the Bokoni Mine to fill its processing capacity in the near term, whilst allowing underground mining operations to build up from the current level of 130,000 tpm to 160,000 tpm. The Company considers this plan to be both lower risk and less capital intensive. Annual production from the Bokoni Mine is expected to increase from the current base of 200,000 PGM Oz to 250,000 PGM Oz over the next five years.

The operating plan will result in Bokoni becoming a predominantly Merensky Reef producer, with Merensky Reef accounting for approximately 75% of its total estimated production in the medium term. The capital cost estimate to increase production from the Brakfontein and Middlepunt Hill projects to steady state levels of 100.0 ktpm and 60.0 ktpm, respectively, is estimated at $188.3 million (ZAR1.9 billion).

Atlatsa will finance its obligations in respect of the expansion plans at the Bokoni Mine until December 31, 2015, using the Advance on Concentrate Revenue Agreement and available cash resources and by deferring capital expansion costs that do not affect the Bokoni operating plan. If required, Atlatsa can also drawdown under the Working Capital Facility.  RPM, as a 49% shareholder of Bokoni Holdco, will meet its 49% shareholder commitment to match any cash resources that Atlatsa contributes.

Management of the Bokoni Operations

On March 27, 2013, Plateau, RPM and Bokoni Holdco entered into a shareholders’ agreement (the “Bokoni Holdco Shareholders Agreement”) to govern the relationship between Plateau and RPM, as shareholders of Bokoni Holdco, and to provide management to Bokoni Holdco and its subsidiaries, including Bokoni.

Under the Bokoni Holdco Shareholders Agreement, Plateau is entitled to nominate the majority of the directors of Bokoni Holdco and Bokoni, and has undertaken that the majority of such nominees will be HDPs in South Africa. Atlatsa has given certain undertakings to RPM in relation to the maintenance of its status as an HDP controlled group pursuant to the Bokoni Holdco Shareholders Agreement.

Pursuant to the Bokoni Holdco Shareholders Agreement, the board of directors of Bokoni Holdco, which is controlled by Atlatsa, has the right to call for shareholder contributions, either by way of a shareholder loan or equity cash call. If a shareholder should default on an equity cash call, the other shareholder may increase its equity interest in Bokoni Holdco by funding the entire cash call, provided that Plateau's shareholding in Bokoni Holdco cannot be diluted for default in respect of equity contributions until the earlier of (a) the date on which the BEE credits attributable to RPM, and/or arising as a result of the acquisition by Atlatsa of its 51% interest in Bokoni Holdco, become legally

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014 secure, and (b) the date on which Plateau has repaid the debt owed to RPM pursuant to the New Senior Facilities Agreement in full.

Pursuant to the terms of shared services agreements between RPM and Bokoni, RPM provides certain services to Bokoni at a cost that is no greater than the costs charged to any other Anglo American plc group company for the same or similar services. It is anticipated that, as Atlatsa builds its internal capacity and transforms into a fully operational PGM producer, these services will be phased out and will be replaced either with internal or third party services. Atlatsa, through Plateau, provides certain management services to Bokoni pursuant to certain services agreements entered into with effect from July 1, 2009, which remain in effect.

Sale of Concentrate

The Bokoni Mine produces a metal-in-concentrate, all of which is sold to RPM pursuant to a sale of concentrate agreement (the “Concentrate Agreement”) entered into between Bokoni and RPM on July 1, 2009. The Concentrate Agreement had an initial five year term ending on July 1, 2014. An amendment to the Concentrate Agreement was signed on March 27, 2013 as part of the Restructure Plan, extending the term of the agreement until December 31, 2020.  Refer to Section 1.3 Restructure Plan.

Pursuant to the Concentrate Agreement, RPM receives metal-in-concentrate from the Bokoni Mine and pays for such metal based upon a formula equal to a percentage of the spot prices for the various metals contained in the concentrate delivered, including precious and base metals, less certain treatment charges and penalties (if applied).
Under the terms of the amendment to the Concentrate Agreement, Atlatsa will retain its existing option to acquire an ownership interest in Anglo Platinum’s Polokwane smelter complex on terms agreed between RPM and Atlatsa.

1.7.2 Platreef Exploration Properties, Northern Limb

Atlatsa owns mineral rights (known as “farms”) covering 37,000 hectares comprising the Central Block, the Rietfontein Block and the Kwanda Project (referred to below), which are collectively, known as the Platreef Properties. The Platreef Properties are not currently significant projects for the Company.

1.7.2.1 Rietfontein Project

The initial prospecting right for the Rietfontein project was valid for a five year period, expiring November 27, 2011. On August 22, 2011, Atlatsa lodged an application to renew the prospecting right for a three year extension of term. The renewal of the prospecting right was granted on October 2, 2014 for a further period of three years from the date of execution. Preliminary investigations of the Rietfontein project indicate that more value could be extracted by incorporating it into the adjacent Platreef project owned by Ivanplats, rather than operating it as a stand-alone project. Ivanplats and Atlatsa entered into a joint operation with respect to the aforementioned properties on June 29, 2001(the “Existing JO”).

Atlatsa entered into a settlement agreement with Ivanplats (the “Settlement Agreement”) effective December 11, 2009 to replace and supersede the Existing JO in respect of the Rietfontein property located on the northern limb of the BIC. The Settlement Agreement was a result of the arbitration process with respect to the exploration activities undertaken at the Rietfontein property. Salient terms of the Settlement Agreement are as follows:

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014

•	Atlatsa and Ivanplats agreed to abandon their respective claims under dispute forming the subject matter of arbitration;

•
The Existing JO between the parties was amended, such that the Existing JO was extended to incorporate a defined area of Ivanplats’ adjacent Turfspruit mineral property. Both parties retained their existing prospecting rights in respect of mineral properties in their own names but made these rights and technical information available to the extended joint operation (the “Extended JO”);

•	Atlatsa is entitled to appoint a member to the Extended JO technical committee and all technical programs are carried out with input from Atlatsa;

•	Atlatsa was awarded a 6% free carried interest in the Extended JO, provided that the Extended JO contemplated an open pit mining operation, incorporating the Rietfontein mineral property;

•	Atlatsa has no financial obligations under the Extended JO terms and Ivanplats is required to fund the entire exploration program to feasibility study with no financial recourse to Atlatsa; and

•	On delivery of the feasibility study, Atlatsa may elect to either:

•	retain a participating interest of 6% in the Extended JO and finance its pro rata share of the project development going forward; or

•
relinquish its participating interest of 6% in the Extended JO in consideration for a 5% net smelter return royalty in respect of mineral products extracted from those areas of the Rietfontein mineral property forming part of the Extended JO mineral properties.

Atlatsa has lodged an application to renew the prospecting right for the Rietfontein Project for three years. The Company expects that the rights will be renewed. The Company is engaged in negotiations with Ivanplats about the joint approach going forward. Atlatsa currently holds a 100% indirect ownership interest through Plateau in the Rietfontein Project. The operation is dormant with no exploration activities currently taking place except for activities to maintain the prospecting right, which is for the cost of Ivanplats. These prospecting rights were awarded in 2001 for no cost as part of a transaction with African Minerals Limited. Based on this analysis, as the arrangement is not structured through a separate vehicle, it was concluded that this would be accounted for as a joint operation on a line by line basis.

1.7.2.2 Central Block

The Central Block consists of five farms or portions thereof, comprising a portion of Dorstland 768 LR, Hamburg 737 LR, Elandsfontein 766 LR, Molokongskop 780 LR and Noord Holland 775 LR.

Atlatsa is currently evaluating its approach to properties on the Central Block, which may include potential joint venture relationships with third party exploration companies.

A number of the prospecting rights on Central Block have expired and renewal applications have been lodged. The Company expects that that the rights will be renewed.

Atlatsa currently holds a 100% indirect ownership interest in the Central Block Project through Plateau.

1.7.2.3 Kwanda Project

Atlatsa intends to continue its existing prospecting programs at the Kwanda Project in 2014 at a cost of approximately $0.2 million per annum.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014

Atlatsa currently holds a 51% indirect ownership interest in the Kwanda Project through Bokoni Holdco.

1.8 Market Trends and Outlook

Outlook

Q3 2014 saw yet another challenging quarter for the South African PGM industry.

Subsequent to a five month labour strike by the Association of Mineworkers and Construction Union (“AMCU”) amongst the three major platinum producers, the focus in Q3 2014 turned towards the major platinum producers’ ability to recover from the strike, as well as the effects that the strike would have on PGM pricing going forward.

Within a month after resolution of the strike, Anglo Platinum announced its intention to sell off its labour intensive operations, with a view to re-positioning its asset portfolio in South Africa to become 80% mechanized by 2020. Impala Platinum Holdings Limited (“Implats”) and Lonmin Plc (“Lonmin”) also announced that they would be reviewing their asset portfolios with results to be announced later in 2014 or early in 2015.

Pursuant to and during the strike, a number of market speculators had built long positions in the PGM markets, based on an expectation that PGM prices would increase after the strike as a result of supply deficits in the market.

Subsequent to the strike it became apparent to a number of speculators that the above ground PGM inventories, particularly platinum, could be much larger than originally anticipated, with the result that PGM prices remained relatively flat and then started to decrease during Q3 2014. These negative price movements, together with a downturn in the global economic outlook for commodity consumption and announcements from the three largest platinum producers that their strike affected operations were ramping up to steady state faster than anticipated, resulted in a large number of speculative positions being unwound in the market, such that PGM prices then retreated significantly, back towards their lowest levels since 2008/2009.

In addition to the trend amongst major platinum producers moving towards mechanized mining methods, a number of South African platinum producers have announced cut backs on intended capital expenditure associated with previously earmarked project expansions.

Another trend which developed during the quarter was a focus on compliance amongst South African platinum producers in relation to their BEE credentials, as required in terms of South African mineral legislation and its associated Mining Charter. To that end South African platinum producers are required to demonstrate compliance as at December 31, 2014, with audit assessments estimated to be finalised by March 31, 2015. In order to comply with the Mining Charter, a number of South African platinum producers, including Lonmin, Northam Platinum Limited and Ivanplats have recently announced the conclusion of significant BEE equity transactions.

Economic and political factors influencing the PGM sector in South Africa remain volatile, with economic data and growth indicators from key economies, particularly in Europe, remaining key to platinum demand recovery going forward.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014

Demand

Despite certain signs of economic recovery in European economies, particularly Germany, platinum demand for autocatalytic converter usage in this key diesel engine dominated sector remains weak, when compared to peak demand levels last seen in 2007. The introduction of Euro VI emission control standards in European economies should provide additional stimulus in this key sector for platinum demand going forward.

Notwithstanding subdued European economic conditions, there continues to be some encouraging signs for improved palladium demand growth as manufacturing recoveries in the gasoline dominated United States and Chinese economies’ automobile sectors continue to show strong performance, with recent research estimates from IHS Automotive indicating that global vehicle production will increase from 85 million to 106 million units by 2021, with China accounting for 50% of such growth.

Recent policy and legislative initiatives in China, in an effort to improve air pollution conditions, including emission control legislation for automobiles, together with recent announcements surrounding the introduction of hydrogen fuel cell powered motor vehicles by major motor manufacturers, are encouraging signs for potential demand stimulus in the PGM sector going forward.

Strong growth demand for platinum jewellery in China continues. Improved platinum jewellery demand in India, particularly amongst male consumers, has been encouraging and creates the platform for a large potential growth market which is traditionally dominated by yellow gold.

Investment demand for physical platinum and palladium through ETFs remains robust and has now established itself firmly as a meaningful contributing factor to demand for the white metals, with the two palladium backed ETFs recently introduced by ABSA Bank and Standard Bank in South Africa demonstrating high levels of demand for physical metal exposure by institutional investors.

Supply

In addition to labour unrest, the South African PGM sector remains under pressure from rising costs, largely associated with imported inflation on key materials and power utility charges, which have increased by 15% annually compounded over the last 3 years.

These price increases and consequent margin squeeze have, to some extent, been offset by a depreciation of the ZAR against the US$, in line with a number of emerging market currencies. Such a depreciation has a positive impact on the revenue basket received by South African miners, as export metal is sold based on US$ pricing, whilst input costs remain ZAR denominated.

At current ZAR PGM pricing more than half of the shaft operations within the South African PGM sector remain non-cash generative after capital expenditure.

Pricing

Recent research reports published within the PGM sector have also indicated that there may be larger stockpiles of above ground inventories in platinum and palladium than previously estimated, with the result that spot metal prices have remained on a negative trend during the period under review.  However, it is estimated that the negative impact of the South African strikes, together with the consequential effects of such strike action for the South African PGM sector going forward, anticipated to result in a scale down and/or re-shaping of certain mining operations, should create positive momentum for both the platinum and palladium price in the medium term, as both markets remain in

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014 structural deficit and above ground inventory levels continue to be depleted as a result of supply side constraints.

Both the platinum and palladium spot prices remain volatile and highly susceptible to movements as a result of investor sentiment and market trading conditions, with both platinum and palladium spot metal prices appearing to be largely influenced by investor sentiment within the precious metals complex and, in particular, speculators taking positions in the gold - platinum spread trades.

The future market direction and catalysts for PGMs will, to a large extent, be determined by the anticipated supply side response from South African major producers in 2014/2015 and future economic growth outlooks for key economies affecting PGM demand in the United States, Europe, Japan and China.

Quarterly Trends

Despite the five month labour strike in South Africa, the spot platinum price failed to react positively to future supply concerns with the US$ price of platinum retreating during the quarter under review. However, palladium spot prices did react positively over the period, largely influenced by political events in the Ukraine, together with added impetus from strong ETF demand and a better global outlook for the gasoline dominated economies of the United States and China.

Macro investment sentiment towards South Africa, dominated by the volatile labour situation, resulted in the ZAR remaining under pressure relative to the US$, which provided some relief for South African PGM producers.

1.9 Discussion of Operations

Q3 2014 Highlights:

In addition to the highlights mentioned under Section 1.2 Overview, the following is noted:

•
Tonnes delivered to the concentrator for Q3 2014 increased by 21% when compared to Q3 2013, and tonnes milled increased by 10% and closing stock at the concentrator increased by 278% for the comparative period.

•
Primary development decreased by 22% in Q3 2014 as compared to Q3 2013. The decrease in development was a result of the strategic decision by Management to reduce the development to a level sufficient to meet Bokoni Mine’s short term stoping flexibility requirements. More emphasis has been placed on secondary development to increase face length available for mining. Primary development at Bokoni is expected to be sufficient to meet the requirements of the five year growth plan.

•
In Q3 2014, recoveries at the concentrator decreased by 1.5% to 89.1% for the Merensky concentrate and 0.6% to 86.0% for the UG2 concentrate. The decrease in recoveries was as a result of increase in through-put and processing lower grade ore from surface operations.

•	4E ounces produced increased by 18% in Q3 2014 when compared to Q3 2013.

•	The LTIFR for Q3 2014 was 1.01 and has deteriorated by 135% when compared to the Q3 2013 LTIFR of 0.43.

The key production parameters for the Bokoni Mine for Q3 2014 and for Q3 2013 are depicted in the table below.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014

Bokoni Production Statistics:

		Q3 2014 (Total )	Q3 2014 (open- cast)	Q3 2014 (under-ground)	Q3 2013	Q3 2013 (opencast)	Q3 2013 (under-ground)	% Change between Q3 2014 (total) and Q3 2013 (total)
4E oz produced	Oz	56,025	3,402	52,623	47,611	3,951	43,660	17.7
Tonnes delivered	T	544,654	114,449	430,205	451,146	84,460	366,686	20.7
Tonnes milled	T	479,378	46,888	432,490	436,785	67,613	369,172	9.8
Recovered grade	g/t milled, 4E	3.8	2.3	3.9	3.5	1.9	3.8	7.4
UG2 mined to underground output	%	32.3			32.4			(0.2)
Development meters	M	2,654			3,407			(22.1)
Operating cost/tonne milled	ZAR/t	1,195	682	1,250	1,105	602	1,197	(8.1)
Operating cost/4E oz	ZAR/4E oz	10,224	9,402	10,277	10,140	10,296	10,126	(0.8)
Total permanent labour (mine operations)	Number	3,647			3,698			(1.4)
Total contractors (mine operations)	Number	2,563			2,085			22.9

Refer to Section 1.7.1 Bokoni Mine in respect of the Company’s current expansion plans and project milestones.

Revenue

The Company has two reportable segments under IFRS; Bokoni and the Projects. All external revenue of the Company is generated by the Bokoni segment.

The concentrator milled 432,490 underground tonnes during Q3 2014, which is 17% more than the 369,172 underground tonnes milled during Q3 2013.

The Klipfontein opencast milled 46,888 tonnes during Q3 2014, which is 31% less than the 67,613 underground tonnes milled during Q3 2013.

Total tonnes milled for Q3 2014 was 479,378 tonnes, which is 10% more than the 436,785 total tonnes milled for Q3 2013.

The Bokoni Mine produced 52,623 underground 4E ounces during Q3 2014, which is 21% more than the 43,660 4E ounces produced during Q3 2013.

The Merensky opencast produced 3,401 4E ounces in Q3 2014, which is 14% less than the 3,952 4E ounces produced in Q3 2013.

Total 4E ounces produced during Q3 2014 increased by 18% to 56,025 compared to 47,611 in Q3 2013.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014

Revenue was made up as follows:

•
The 4E basket price for Q3 2014 was 14% higher at ZAR12,413 compared to ZAR10,876 for Q3 2013; however; in Q3 2014 the US$ basket price was US$1,153 compared to US$1,088 in Q3 2013, representing  a 6% increase.

•	The average platinum price of $1,435 during Q3 2014 was 1% lower than the average platinum price in Q3 2013.

•	The average realized ZAR/US$ exchange rate for Q3 2014 was ZAR10.77 compared to the average realized exchange rate of ZAR9.99 for Q3 2013; a weakening of the ZAR of 8%.

•	Revenue was $70.4 million (ZAR695.5 million) for Q3 2014 compared to $54.2 million (ZAR517.8 million) for Q3 2013.

•	Zero penalties were paid in Q3 2014, compared to $0.04 million (ZAR0.4 million) concentrate grade penalties paid in Q3 2013.

Cost of sales

Consolidated cost of sales for Q3 2014 was $66.7 million (ZAR660.0 million) which is $7.7 million (ZAR86.9 million) more than Q3 2013 ($59.0 million (ZAR573.1 million). This represents an increase in consolidated cost of sales of 13% in $ terms and 15% in ZAR terms.

The main contributors to the cost variances were:

•
Labour costs for Q3 2014 were $25.8 million (ZAR255.3 million), which is an increase of 20% in $ terms (which is attributable to a weakening of 6.1% from the average nine month exchange rate of ZAR9.24 at Q3 2013 compared to the average nine months exchange rate of ZAR9.80) and an increase of 23% in ZAR terms, compared to Q3 2013 of $21.5 million (ZAR206.9 million).  The increase in labour costs was mainly due to:

o	the average annual salary increases as from July 2013;

o	increase in labour heads (upper band employees); and

o	increase in bonus payments due to higher production (tonnes delivered increased by 21%).

•
Contractor costs for Q3 2014 were $11.8 million (ZAR116.3 million), which is an increase of 38% in $ terms and 45% in ZAR terms compared to Q3 2013 contractor costs of $8.5 million (ZAR80.5 million). The increase was due to:

o	The opencast tonnes delivered increased with 36%, and the contractor is paid per tonne;

o
The opencast is also mining with a higher stripping ratio (the volume of overburden (or waste material) required to be handled in order to extract some volume of ore), which entailed more costs to remove the tonnes; and

o	increase in working cost primary development, re-development, and ledging. Square meters increased with 7% (71,233 m2 compared to 66,691 m2) working cost

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014 development decreased with 1% (6,262m compared to 6,342m) and the contractors are paid on output-based (i.e. payment per meter worked). The majority of the working cost development was completed at Brakfontein.

•
Stores costs for Q3 2014 were $11.2 million (ZAR110.4 million), which is an increase of 4% in $ terms and a 7% increase in ZAR terms compared to Q3 2013 store costs of $10.8 million (ZAR103.2 million). The increase was mainly due to an increase of 7% in square meters, as compared to Q3 2013, offset by a 1% decrease in working cost development metres.

•
Utility costs for Q3 2014 were $4.9 million (ZAR48.6 million), which is an increase of 14% in $ terms and 17% in ZAR terms compared to Q3 2013 utility costs of $4.3 million (ZAR41.4 million).  This increase was mainly due to an increase of 21% in tonnes delivered and Eskom’s yearly rate increase 8% (applicable from April 2014). Due to the Megaflex paying system, Eskom’s rate (Cost/kWh) changes depending on time of usage, i.e. during peak times, utilities will cost more.

•
Sundry costs for Q3 2014 were $7.6 million (ZAR75.6 million), which is an increase of 33% in $ terms and 37% in ZAR terms compared to Q3 2013 sundry costs of $5.7 million (ZAR55.2 million). This increase was mainly due to:

o
an increase of 40% in the cost of maintenance and spare parts relating to specific drilling machinery purchased in Q3 2013 used by Brakfontein.  Prior to purchasing the machinery, a rental contract was in place, which included the maintenance of the machinery. After purchasing the machinery, the Bokoni Mine is now responsible for the maintenance and servicing of the machinery. As a result, the Bokoni Mine has created its own repair facility. Parts are still sourced from the vendor but at a premium; and

o	an increase in costs to third party suppliers associated with the transfer of tonnes to the concentrator and waste areas in line with a corresponding increase in production.

•
Depreciation costs of $9.7 million (ZAR96.5 million) in Q3 2014, which is an increase of 6% in $ terms and an increase of 5% in ZAR terms compared to depreciation costs in Q3 2013 of $9.2 million (ZAR91.7 million).

There were no cash drawdowns under the New Senior Facilities Agreement for Q3 2014 as the facility had been fully utilised by March 31, 2014, compared to $15.2 million (ZAR148.0 million) in drawdowns in Q3 2013.

Refer to Section 1.4.4. Advance on the Purchase of Concentrate Revenue for the Advances under the Advance on Concentrate Revenue Agreement during Q3 2014.

Cost per tonne milled for Q3 2014 was $122* (ZAR1,195*) per tonne compared to $120 (ZAR1,105) per tonne in Q3 2013. This represents an increase of 2% in $ terms and an increase of 8% in ZAR terms.

Cost per 4E ounce for Q3 2014 was $1,043* (ZAR10,224*) per 4E ounce as compared to $1,097 (ZAR10,140) per 4E ounce in Q3 2013. This represents a decrease of 5% in $ terms and an increase of 1% in ZAR terms.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014

* Management started in Q2 2014, to build up stockpile to the value of $6.8 million, during Q3 2014, the cost of which has been excluded from the Q3 2014 costs above. Cash operating costs represents all on mine production and processing costs, excluding depreciation charges.

Exchange rate

For presentation purposes in the Statement of Profit or Loss and Other Comprehensive Income for Q3 2014, currencies of the South African subsidiaries are converted from ZAR to $.  The average ZAR to $ exchange rate for Q3 2014 was ZAR9.80=$1. This represents a weakening of 6.1% compared to the average exchange rate for Q3 2013 of ZAR9.24=$1.

For the Statement of Financial Position for Q3 2014, the closing ZAR to $ exchange rate for Q3 2014 was ZAR10.09=$1. This represents a weakening of 3.3% compared to the closing exchange rate for Q3 2013 of ZAR9.77=$1 and a deterioration of 2.2% compared to the closing exchange rate at December 31, 2013 of ZAR9.87=$1.

Finance expense

The finance expense for Q3 2014 was $3.2 million compared to $15.1 million in Q3 2013, which is a decrease of 79%. The higher finance expense in Q3 2013 was as a result of the delay in the finalisation of the Restructure Plan. Refer to Section 1.3 Restructure Plan and Section 1.4.2. New Senior Facilities Agreement.

The finance expense is net of capitalised interest of $866,870 (ZAR8.5 million) capitalised in Q3 2014.  No interest was capitalised in Q3 2013.

Pursuant to the terms of the New Senior Facilities Agreement; the interest on outstanding amounts under the New Senior Facilities Agreement is calculated on the method set out below:

Total Facility Outstanding	2014	2015	2016	2017	2018
Up to ZAR1,000,000,000	Zero interest	JIBAR minus 5.14%	JIBAR minus 3.11%	JIBAR minus 0.96%	JIBAR plus 1.30%
From (and including) ZAR1,000,000,000 up to ZAR2,000,000,000	JIBAR plus 3.02%	JIBAR plus 2.36%	JIBAR plus 4.39%	JIBAR plus 6.54%	JIBAR plus 6.30%
From (and including) ZAR2,000,000,000	JIBAR plus 8.02%	JIBAR plus 7.36%	JIBAR plus 11.89%	JIBAR plus 11.54%	JIBAR plus 11.30%

The interest applicable on the contractual amount outstanding between Plateau and RPM under the New Senior Facilities Agreement is based on the corresponding tranche of the outstanding amount and the calendar year. For accounting purposes, interest is recorded at a calculated effective interest rate. The outstanding amounts under the New Senior Facilities Agreement have an effective floating interest rate of JIBAR plus 8% for Q3 2014.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014

Safety

Atlatsa’s LTIFR in Q3 2014 of 1.01 represented a decrease of 135% compared to the LTIFR of 0.43 for Q3 2013. The disappointing safety performance was largely attributable to non-adherence to safety standards and procedures by new contractors at the mine. Bokoni received two Section 54 safety stoppages imposed by the DMR, a panel stoppage each at the Brakfontein and Vertical shaft operation, resulting in a loss of 6 shifts.

On October 8, 2014, Bokoni suspended operations at its Klipfontein opencast mine pending the outcome of an urgent and full investigation into the fatal injury of a Mosotsi community member. Safety of Bokoni’s employees and community members remains of paramount importance to the Company. Operations and mine management at Bokoni is working closely with the SAPS, the DMR and other authorities involved in the investigation of the fatality. The Company notes with regret that after the fatal injury, members of the local community set fire to community and contractor mining property and equipment, causing significant damage. This too is being investigated by the SAPS, and community engagement to resolve any issues arising from this event is ongoing. Bokoni resumed operations on the western side of the Klipfontein opencast on November 3, 2014. The eastern side of the opencast remains suspended pending finalization of the investigation by the DMR and the SAPS.

Management at the Bokoni Mine has engaged extensively with the safety authorities at the DMR in South Africa and has taken strong action to mitigate against future incidents at the Bokoni Mine. Additional emphasis has been placed on behaviour, including in-depth discussions with employees before each shift to identify any risks. Training has been rolled out to all levels of employees to identify and mitigate potential hazards.

Capital

Total capital expenditure for Q3 2014 was $8.0 million (compared to $12.5 million for Q3 2013); comprising 25% sustaining capital and 75% project expansion capital (compared to 30% sustaining capital and 70% project expansion capital for Q3 2013).

Royalties: Implementation of the Mineral and Petroleum Resources Royalty Act, 2008 (Act no. 28 of 2008)

The Mineral and Petroleum Resources Royalty Act, imposes a royalty payable to the South African government based upon financial profits made through the transfer of mineral resources.

The royalty is based on a predetermined percentage applied to gross sales of unrefined metal produced. The predetermined percentage is equal to 0.5 + ((Earnings before Interest and Tax x 9)/gross sales). The percentage cannot be less than 0.5%.

The royalty is accounted for on a monthly basis in the accounting records of Bokoni.

The payments in respect of the royalty are due in three intervals:

•	an initial provision payment due six months into the financial year (i.e. June 30), which is based on actual and estimated figures;
•	a second provisional payment due twelve months into the financial year (i.e. December 31), which is based on actual and estimated figures; and
•	a final payment due six months after the financial year (i.e. June 30), which is based on a true up calculation.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014

The Q3 2014 royalty tax percentage and resulting royalty expenses for Bokoni were 0.5% and $0.3 million, respectively, representing the minimum rates. The royalty tax percentage and royalty expenses for Q3 2013 were also 0.5% and $0.3 million, respectively.

Power Tariff Increases

The National Energy Regulator of South Africa (“Nersa”) has advised that the electricity/power tariffs will increase by 8% per year from 2013 to 2018. On October 3, 2014, Nersa announced that that it has approved the implementation plan of the Regulatory Clearing Account balance of $733 million (ZAR7.8 billion) for Eskom Holdings.  This relates to the recoupment of losses after it had under-recovered money during the multi-year-price-determination 2 control period between 2010 and 2013. Consumers, including Bokoni, will incur a 12.69% electricity tariff hike in 2015.

Because the Bokoni Mine operations are currently taking place at relatively shallow depths, no major refrigeration requirements will be incurred during the next 30 years of mining. Power costs currently comprise approximately 7% (varying summer and winter tariffs) of total operating costs at the mine operations.

Bokoni continues to focus efforts on power usage reduction as part of the efficiency improvement initiatives currently being implemented at the operations.

1.10 Summary of Quarterly Results

$ Million *	Sept 30, 2014	Jun 30, 2014	Mar 31, 2014	Dec 31, 2013	Sept 30, 2013	Jun 30, 2013	Mar 31, 2013	Dec 31, 2012
Revenue	70.4	58.6	53.8	47.9	54.2	48.4	45.1	0.8
Cost of sales	(66.7)	(65.7)	(61.0)	(67.2)	(59.0)	(54.1)	(53.4)	(35.5)
Gross loss	3.7	(7.2)	(7.1)	(19.3)	(4.8)	(5.7)	(8.3)	(34.7)

Profit / (Loss) for the period	(0.6)	(12)	(12.8)	133.2	(15.5)	(13.3)	(4.6)	(63.7)

Basic profit / (loss) per share ($)	(0.00)	(0.01)	(0.01)	0.54	(0.03)	(0.02)	(0.01)	(0.10)
Diluted profit / (loss) per share ($)	(0.00)	(0.01)	(0.01)	0.53	(0.03)	(0.02)	(0.01)	(0.10)
Weighted number of common shares outstanding (million) 1	593.1	530.8	551	426	425	425	425	425
Diluted weighted number of common shares outstanding (million) 2	593.1	530.8	554	429	425	425	425	425

*	Data for all presented periods were prepared in accordance with IFRS.

1	On a fully diluted basis, post-conversion of the “B” Preference Shares.

2	Including unvested treasury shares issued pursuant to the Company’s Employee Stock Option Plan

Discussion of Last Eight Quarterly Results

Atlatsa is continuing its efforts to increase production in order to achieve its target monthly production rate of 160.0 ktpm in the medium term.

Fluctuation in revenue between the quarters was mainly a result of fluctuation in production and varying PGM basket prices and exchange rates, as explained below:

•
Production has varied from period to period predominately as a result of production efficiencies, potholing and safety stoppages, as well as the illegal strike at the Bokoni Mine in Q4 2012. Revenue is also impacted by concentrate grade and chrome penalties. Production levels reached a high of 56,025 4E ounces during Q3 2014 and a low of 2,045 4E ounces during

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014

Q4 2012. The extent of this variance (i.e. greater than 100%) indicates the extreme production volatility experienced during the eight quarter periods referred to in the table above;

•
Recovered grade varied between a low of 3,31 g/t in Q4 2013 and a high of to 3,82 g/t in Q1 2013, as a result of the significant increase in the amount of development at the operations, as well as lower grade material delivered and recoveries achieved from the opencast operations commissioned in June 2013;

•
PGM basket prices are derived from the relevant market supply and demand that exists at that particular point in time. For the eight quarter periods referred to in the table above, the PGM basket price varied from a high of US$1,291 in Q1 2013 to a low of US$1,130 for Q4 2013. This 14% variance indicates the volatility of the PGM basket price due to fluctuations in market demand and supply; and

•
Due to the fact that the PGM basket price is quoted in US$, the revenue for each specific period is significantly dependent on the fluctuations of the ZAR against the US$. The ZAR’s strongest quarterly average position against the US$ was experienced during Q4 2012 at an exchange rate of ZAR8.52 = US$1 and the weakest during Q1 2014, which was ZAR10.86 = US$1. The 9% variance indicates the volatility of the ZAR against the US$ to exchange rate fluctuations.

All of the above factors contributed to the increase in revenue to a high of $70.4 million for Q3 2014 from an all-time low of only $0.8 million in Q4 2012.

The period to period variations in cost of sales are mainly as a result of:

•	Labour cost varying due to changes in labour numbers, annual salary increases, overtime hours and bonus payments;

•	Varying use of contractors depending on management’s production and development planning requirements;

•	Fluctuations in storage costs based predominately on tonnes milled;

•	Utility costs varying between winter and summer tariffs, as well as annual tariff increases;

•	Depreciation charges based on the unit of production method moving in line with production as well as additional depreciation when capital work-in-progress is capitalised;

•
Commodities such as fuel and steel are paid for in ZAR, but the price is determined in US$, such that the Company may be subject to a twofold negative impact in the event that the price of the commodity rises at the same time as a deterioration in the ZAR exchange rate; and

•
Fluctuations in the exchange rate between the $ and the ZAR – although the functional currency of the South African subsidiaries is the ZAR, the presentation currency is the $, such that the cost of sales is impacted by the weakening of the ZAR.

1.11 Liquidity

At September 30, 2014, Atlatsa had negative working capital, excluding restricted cash and assets available for sale of ($2.7 million), compared to negative working capital of ($5.8 million) as at June 30, 2014 and negative working capital of ($73.8 million) at December 31, 2013.

The current liabilities of the Company are $48.7 million compared to the current assets (excluding restricted cash) of $46.1 million. This arises as a result of the $13.9 million (ZAR140.0 million) backlog of trade and other payables owed to Anglo Platinum by Bokoni. By initial agreement with Anglo Platinum this amount was deferred and Bokoni Mine will start repaying $1.5 million (ZAR15.6

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014 million) per month from April 2015 to December 2015. In terms of the letter of support received on November 10, 2014, this will be paid as part of the New Senior Debt Facility (discussed below under ‘going concern assumption’). This will enable the Company to manage its liquidity position.

The negative working capital at December 31, 2013, was due to the fact that once the conditions precedent for the implementation of Phase Two of the Restructure Plan were met on December 12, 2013, the debt owing by the Company to RPM of $76.0 million (ZAR750.0 million – translated at December 31, 2013’s exchange rate) under the New Senior Facilities Agreement became repayable upon the issuance of 125 million Atlatsa Common Shares for $76.0 million (ZAR750.0 million  – translated at December 31, 2013’s exchange rate) to RPM in accordance with the terms of the Restructure Plan. The timing of the new share issue and subsequent repayment of the debt fell within a twelve month period from the Company’s financial year-end and therefore was classified as a current liability. Refer to Section 1.4.2. New Senior Facilities Agreement for details of how the 2009 Senior Debt Facility was transferred to the New Senior Facilities Agreement.

The Company incurred a net loss for the nine months ended September 30, 2014 of ($28.4 million), compared to the net loss for the six months ended June 30, 2014 of ($24.8 million) and a net profit of $99.9 for Fiscal 2013. At September 30, 2014, the Company’s total assets exceeded its total liabilities by $432.8 million, compared to $439.3 million at June 30, 2014 and $379.1 million at December 31, 2013.

As at September 30, 2014, the Company’s assets of $731.8 million exceeded its liabilities of $299.0 million by a factor of 2.5:1.

At September 30, 2014, the ratio of current assets (excluding restricted cash) to current liabilities of the Company was 0.95:1 and the Company had unrestricted cash and equivalents of $13.8 million, with zero undrawn facilities under the New Senior Facilities Agreement, however, the Advance on Concentrate Revenue Agreement is in place until December 31, 2015.

The Company completed part of Phase Two of its Restructure Plan on December 13, 2013. See Section 1.3.2 Phase Two for details on the Restructure Plan. The net result of these transactions was the Company’s debt was reduced by $357.9 million (ZAR3,610.4 million).

The Restructure Plan was finalised by January 31, 2014 resulting in the amount outstanding under the New Senior Facilities Agreement being reduced by a further $74.8 million (ZAR750.0 million – translated at transaction date; January 31, 2014). The New Senior Facilities Agreement is only repayable once the Company generates sufficient free cash flow.  The delay in the implementation of Phase Two resulted in additional resources that were made available in terms of the New Senior Debt facility being insufficient to meet the short term cash requirements of Bokoni Mine, due to the interest accruing on the available debt facility. The facility was fully drawn by March 2014. See Section 1.4.2. New Senior Facilities Agreement for more detail.

An alternative funding arrangement, the Advance on Concentrate Revenue Agreement, was entered into with RPM in November 2013, whereby an Advance on the concentrate sales made to RPM by Bokoni was provided by RPM to Bokoni.  In July 2014 the Advance on Concentrate Revenue Agreement was extended to December 31, 2015.  See Section 1.4.4. Advance on the Purchase of Concentrate Revenue for more detail.

In addition, a Working Capital Facility was provided by RPM and to fund the Company’s administrative and corporate expenses.  See Section 1.4.3. Working Capital Facility for more detail.
Atlatsa has the following long-term contractual obligations as at September 30, 2014:

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014

	Obligations due by period ($ million)(1)
	Total	Less than one year	1 to 3 years	3 to 5 years	More than 5 years
Capital commitments	9.0	9.0	-	-	-
Long-term debt (2)	344.9	6.7	145.8	192.4	-
Operating leases (3)	0.6	0.2	0.4	-	-
Purchase obligations (4)	3.9	3.1	0.8	-	-
Finance lease obligations(5)	0.5	0.2	0.3	-	-
Other	-	-	-	-	-
Total	358.9	19.2	147.3	192.4	-

(1)
The Company’s long-term debt obligations, which include scheduled interest payments, are denominated in ZAR. Payments and settlement on the obligation are denominated in ZAR. Long-term obligations have been presented at an exchange rate of $1 = ZAR10.09. Atlatsa’s major cash commitments for the next year relate to its obligation to fund project expansion capital requirements at the Bokoni Mine as there are no significant obligations to repay interest and capital on long-term debt during the next 12 months.

(2)	This is the contractual value of the obligation in regards to the loan between RPM and Plateau, as of September 30, 2014, under the New Senior Facilities Agreement.
(3)	The Company has routine market-related leases on its office premises in Johannesburg, South Africa.
(4)
The term “purchase obligation” means an agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

(5)	A finance lease was entered into on May 9, 2014 with regards to underground equipment.

Refer to Section 1.17 Financial Instruments and Risk Management for a discussion of Atlatsa’s debt instruments and associated financial risks.

Going Concern Assumption

In March 2014, further negotiations were entered into with RPM and Anglo Platinum and the following terms were agreed to ensure the Company has sufficient cash resources:

•	RPM will meet its 49% shareholder commitment to match any cash resources that Atlatsa contributes to Bokoni Holdco;

•	The backlog of trade and other payables by Bokoni to Anglo Platinum of approximately $13.9 million (ZAR140.0 million) will be deferred to be paid from April 2015 over 9 equal instalments;

•	The available/undrawn facility of the $8.9 million (ZAR90 million) Working Capital Facility will be made available in the event Bokoni Mine requires additional cash resources; and

•	RPM will consider availability of the $2.9 million (ZAR29.0 million) outstanding on the sale of the Boikgantsho mineral properties that took place on December 13, 2013 which is currently

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014 payable by RPM to the Company on the date of execution of a notarial deed of extension of the RPM Mining Right to include the Boikgantsho Prospecting Rights.

In addition, Atlatsa executives will make available from funds currently committed and held in escrow, a further $5.9 million (ZAR60.0 million) to the Company as cash resources.

On November 10, 2014, a letter of support was received from Anglo Platinum to provide financial support up to a maximum of $41.8 million (ZAR422 million) to March 31, 2016, in the event of unforeseen circumstances not within the Company’s control, that may result in Bokoni Mine not meeting its planned cash forecasts.

This letter of support is subject to the following terms and conditions:

•	Bokoni Mine continues to operate according to the current plan as agreed with RPM;

•	Bokoni Mine assesses and implements any opportunities identified to optimise revenue and production and minimize costs and capital expenditure in order to minimize funding requirements;

•
the backlog of the trade payables relating to Anglo Platinum of approximately $13.9 million (ZAR140 million) to be repaid by increasing the facility available under the New Senior Debt Facility. This is to be completed within 3 months from November 10, 2014 and if it is not possible to implement this as part of the New Senior Debt Facility then another facility will be entered into under similar terms;

•
Bokoni Mine to continue to pay the advances including the accounts payable balances due to Anglo Platinum within 30 days from the end of the month in which such advance is made. If there are valid disputes, this is to be resolved within 60 days and if the amount is due to Anglo Platinum, the amount must be paid within 5 days thereafter;

•
the amendments to the Working Capital Facility, to access the $2.9 million (ZAR29 million) outstanding from RPM for the sale of Boikgantsho, are finalized and executed within 30 days from November 10, 2014;

•
definitive agreements in respect of the purchase by RPM of at least a further 25% in the Kwanda North prospecting rights, held by Kwanda, and at least 60% in the Central Block prospecting rights, held by Plateau, are executed within six months from November 10, 2014;

•	the Atlatsa executives to subscribe for $5.9 million (ZAR60 million) of equity in Atlatsa by March 31, 2015; and

•	the financial support will be withdrawn if Anglo Platinum sells its shareholding in Bokoni Holdco.

The consolidated interim financial statements are prepared on the basis of accounting policies applicable to a going concern. This basis presumes that the conditions set out in the letter of support with Anglo Platinum dated November 10, 2014, as described above, will be met. In the event the above terms are not met, these conditions give rise to a material uncertainty which may cast significant doubt about the ability of the Company and its subsidiaries to continue as going concerns and therefore they may be unable to realize their assets and discharge their liabilities in the normal course of business.

1.12 Capital Resources

Atlatsa’s primary source of capital is debt. Atlatsa’s access to capital sources is dependent upon general commodity and financial market conditions. Atlatsa has secured long-term funding to meet its operating and capital obligations and has negotiated alternative funding arrangements (i.e. the Advance) to

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014

December 31, 2015. (Refer to Section 1.4 Debt Arrangements and Section 1.11 Liquidity under the sub-heading “Going Concern”.)

Atlatsa’s cash balance as at September 30, 2014 was $13.8 million compared to $20.5 million at the end of Q3 2013. At December 31, 2013; the Company’s cash balance was $40.7 million. Refer to Section 1.4 Debt Arrangements.

Capital commitments already contracted for by the Company amount to $9.0 million as at September 30, 2014 (compared to $21.6 million at September 30, 2013 and $13.8 million at December 31, 2013) and are comprised primarily of capital expenditure commitments for property, plant and equipment, and capital-work-in-progress related to the Bokoni Mine. These capital commitments will be funded by cash available from operations, as well as from the Advance. For Q3 2014, the Company expects authorised but not contracted expenditures of $10.1 million (compared to $4.3 million in Q3 2013 and $17.0 million at December 31, 2013). These are required to maintain the Company’s capacity, to meet planned growth and to fund development activities, discussed under Section 1.7.1 Bokoni Mine.

The Advance, as discussed in Section 1.4.4. Advance on the Purchase of Concentrate Revenue is based on the purchase of concentrate revenue from sales made to RPM.

A summary of Atlatsa’s debt facilities as at September 30, 2014, is as follows:

	Balance at September 30, 2014	Total available facility	Un-utilized portion of facility
	$ million
New Senior Facilities Agreement (1)(2)(3)(4)	156.4	153.6	-
Working Capital Facility(5)	5.6	8.9	3.3
Other(6)	0.6	0.6	-
Total	162.6	163.2	3.3

(1)	Refer to Section 1.4.2. New Senior Facilities Agreement for more details.
(2)	This is disclosed at the contractual value outstanding, and will not agree to the face of the balance sheet which is shown at fair value.
(3)
On May 5, 2014, an agreement was entered into with Anglo Platinum provides that although the principal amount of the New Senior Facilities Agreement has reached its cap, an aggregate amount of $15.9 million (ZAR160.0 million) of interest was approved by Anglo Platinum to accrue above the limit.

(4)	The total undrawn facility under the New Senior Facilities Agreement at September 30, 2014 was zero.
(5)	Refer to the Section 1.4.2 – Debt Arrangements, under the sub-heading “Working Capital Facility”. To note; a portion of $3.0 million (ZAR30.0 million) will only be made available in 2015.
(6)	This includes the finance lease obligation and loan obligations in regards to the procurement of the SAP (enterprise resource program).

As at September 30, 2014, the Company is not in breach of the loan covenants under the New Senior Facilities Agreement or the Working Capital Facility. For a discussion of these debt facilities refer to Section 1.4 Debt Arrangements.

Atlatsa’s ability to raise new equity in the equity capital markets is subject to the mandatory requirement that Atlatsa Holdings, a BEE shareholder of Atlatsa, retains at least a 51% fully diluted

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014 shareholding in the Company up until December 31, 2020, as required by covenants given by Atlatsa Holdings and Atlatsa in favour of the South African Department of Mineral Resources, the South African Reserve Bank and Anglo Platinum. Under current circumstances, there is minimal availability for the Company to issue additional equity.

The Company currently does not use any financial instruments for hedging or similar purposes.

1.13 Off-Balance Sheet Arrangements

Atlatsa has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditure or capital resources that is material to investors.

1.14 Transactions with Related Parties

RPM is a wholly owned subsidiary of Anglo Platinum and a 49% shareholder in Bokoni Holdco, and is therefore considered to be a related party to the Company. Atlatsa has a number of agreements with RPM including the Concentrate Agreement and the related Advance on Concentrate Revenue Agreement whereby Bokoni sells the concentrate produced at the Bokoni Mine to RPM at market related prices, which are calculated using actual market prices and adjusted to account for grade and chrome content (refer to Subsection 1.7.1 Bokoni Mine, under the sub-heading “Sale of Concentrate”).

Pursuant to the terms of various shared services agreements, the Anglo American plc group of companies provides certain operational services to Bokoni at a cost that is no greater than the costs charged to any other Anglo American plc group for the same or similar services.

A number of the transactions undertaken pursuant to Phase One and Phase Two of the Restructure Plans were with related parties, including Anglo Platinum, RPM, and Atlatsa Holdings, including the sale of the mineral properties of Boikgantsho and Eastern Ga-Phasha, the consolidation of the 2009 Senior Debt Facility, the New Senior Facilities Agreement and the conversion of the “B” Preference Shares.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014

Transactions with RPM during Q3 2014, Q3 2013 and Fiscal 2013 are summarized below:

	Q3 2014 (in millions)	Fiscal 2013 (in millions)	Q3 2013 (in millions)
Concentrate sales	70.4	195.6	54.2
Cost of sales*	36.7	58.0	46.6
Administration expenses	-	-	-
Finance expense (before interest capitalised)	5.5	57.1	14.9
Fair value gain on Consolidated Debt Facility / New Senior Debt Facility	(0.04)	48.0	5.4
Costs capitalised to capital work-in-progress	0.9	9.2	-
Profit on sale of assets #	-	171.1	-
* - included in cost of sales are the following:
Metal accounting services	0.5	0.5	0.4
Supply chain services	30.9	49.9	39.1
Treatment of Anglo ore	-	-	-
Other	2.8	5.8	4.7
	34.3	56.3	42.2

# - The profit on sale of assets relates to the sale of the mineral properties of Boikgantsho and Eastern Ga-Phasha to RPM.

The following balances were due to RPM at September 30, 2014, as compared to September 30, 2013, compared to Fiscal 2013:

	Q3 2014 (in millions)	Fiscal 2013 (in millions)	Q3 2013 (in millions)
Loans and Borrowings	121.5	185.9	454.0
Trade and other payables	18.5	15.5	11.6
Trade and other receivables	2.7	3.0	43.0

Refer to Section 1.11 Liquidity, Section 1.12 Capital Resources, Section 1.3 Restructure Plan and Section 1.4 Debt Arrangements for additional discussion of financing and debt arrangements with RPM.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014

On February 6, 2014, Plateau paid Securities Transfer Tax (“STT”) of $0.2 million to the South African Revenue Services, on behalf of Atlatsa Holdings. The STT was paid pursuant to the Transaction Cost Loan Agreement dated May 28, 2013 in respect of the Restructure Plan, pursuant to which RPM funded a loan of $2.2 million (ZAR22.5 million) to Plateau for the payment of the transaction costs of Atlatsa, Atlatsa Holdings and their affiliates. The Transaction Cost Loan Agreement was replaced by the Working Capital Facility – refer to Section 1.4.3. Working Capital Facility. The STT relates to the sale of the 115.8 million Common Shares in the Company from RPM to Atlatsa Holdings as part of the Restructure Plan. The STT was accounted for as a transaction cost by Plateau.

1.15 Critical Accounting Estimates

Atlatsa’s accounting policies are presented in note 4 of the unaudited condensed consolidated interim financial statements for Q3 2014, which have been publicly filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The preparation of the condensed consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognised in the unaudited condensed consolidated interim financial statements is included in the notes to the financial statements for Q3 2014, where applicable.

These judgments include estimates regarding: taxation, impairment of mining assets, exposure and liabilities with regards to rehabilitation costs, fair value of share based payments, inventory, contingencies, mineral resources and reserves, and the fair value of the New Senior Facilities Agreement, each as discussed in greater detail below.

Taxation

Atlatsa applies significant judgment in determining provisions for income tax and deferred tax assets and liabilities.

Temporary differences arise between the carrying values of assets and liabilities for accounting purposes and the values used for tax purposes. These temporary differences result in tax liabilities being recognised and deferred tax assets being considered based on the probability of deferred tax assets being recoverable from future taxable income. A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the deferred tax asset can be realized.

Atlatsa determines deferred tax using enacted or substantively enacted tax rates at the reporting date on all temporary differences arising between the carrying values of assets and liabilities for accounting purposes and the amounts used for tax purposes, unless there is a temporary difference that is specifically excluded in accordance with IFRS. The carrying value of Atlatsa’s net deferred tax assets assumes that Atlatsa will be able to generate sufficient future taxable income in applicable tax jurisdictions, based on estimates and assumptions.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014

Impairment of Mining Assets

The recoverable amount of mining assets, including goodwill relating to mining operations, is generally determined by utilizing discounted future cash flows. Factors such as the quality of the individual ore body and country risk are considered in determining the recoverable amount.

Key assumptions for the calculations of the mining assets' recoverable amounts are the forward PGM prices, exchange rates for the various products produced by the Bokoni Mine, and the annual life-of-mine plans. In determining the commodity prices to be used, management assesses the long-term views of several reputable institutions on the commodity prices and, based on this, derives the forward PGM prices. The life-of-mine plans are based on proven and probable reserves and have been approved by Atlatsa.

During Q3 2014, Atlatsa calculated the recoverable amounts based on updated life-of-mine plans using a discount rate that is based on the post-tax weighted average cost of capital (“WACC”) of 10.97%. The WACC is based on the risk free rate as at September 30, 2014, a market risk premium, a Beta factor (risk of a particular industry relative to the market as a whole), an Alpha (company specific risk premium), the post-tax cost of debt and the debt-equity ratio.

Refer to note 7 of the audited annual financial statements for Fiscal 2013 for details of key assumptions used in the impairment testing performed in Q4 2013.  The same basis is used for Q3 2014.  Cash flows used in the impairment calculations are based on life-of-mine plans which exceed five years. As per management assessment, no impairment was required for Q3 2014. Management used consensus price and rate assumptions based on the forward views of several analysts as at September 30, 2014. Cash generating units are based on individual subsidiaries of Atlatsa.

Should management's estimate of the future not reflect actual events, impairments may be identified. Factors affecting the estimates include:

•	changes to proven and probable ore reserves;
•	the grade of the ore reserves may vary significantly from time to time;
•	review of strategy;
•	differences between actual commodity prices and commodity price assumptions;
•	unforeseen operational issues at Bokoni Mine; and
•	changes in capital, operating, mining, processing and reclamation cost assumptions.

Exposure and liabilities with regards to rehabilitation costs

Estimated environmental obligations, comprising pollution control, rehabilitation and mine closure, are based on Atlatsa’s environmental management plans in compliance with current technological, environmental and regulatory requirements.

Management used a South African inflation rate of 5.5% over a period of 26.5 years in the calculation of the estimated net present value of the rehabilitation liability. The discount rate used for the calculation was 8.0% based on the future long-term view on government bonds. This was reviewed at December 31, 2013. A review of the rehabilitation costs was not completed again at September 30, 2014.

With regards to the rehabilitation of the opencast, a period of 10 years was used to estimate the net present value of the rehabilitation liability. This was added to the overall mine rehabilitation liability.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014

Fair value of share based payments

The fair values of options granted and share appreciation rights are determined using Black-Scholes and binomial valuation models. The significant inputs into the models are: vesting period, risk free interest rate, volatility, price on date of grant and dividend yield. Refer to note 33 of the audited annual financial statements for Fiscal 2013 for details on the share option and share appreciation schemes and assumptions used.

Inventory – Stockpiles

Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained PGM ounces based on assay data and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys. The stockpile inventory at September 30, 2014 amounted to $6.9 million.

Assessment of contingencies

Contingencies will only be realized when one or more future events occur or fail to occur. The exercise of significant judgment and estimates of the outcome of future events is required during the assessment of the impact of such contingencies.

Mineral reserves

Mineral reserves are estimates of the amount of ounces that can be economically and legally extracted from Atlatsa’s properties. In order to calculate the mineral reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, commodity prices and exchange rates.

Estimating the quantities and/or grade of the reserves requires the size, shape and depth of the ore bodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgments and calculations to interpret the data.

Because the economic assumptions used to estimate the changes in mineral reserves from year to year, and because additional geological data is generated during the course of operations, estimates of the mineral reserves may change from year to year. Changes in the proven and probable reserves may affect Atlatsa’s financial results and financial position in a number of ways, including:

•	asset carrying values may be affected due to changes in estimated cash flows;

•	depreciation and amortization charged to profit or loss may change as they are calculated on the units-of-production method; and

•	environmental provisions may change as the timing and/or cost of these activities may be affected by the change in mineral reserves.

At the end of each financial year, the estimate of proven and probable mineral reserves is updated. Depreciation of mining assets is prospectively adjusted, based on these changes.

Fair value of the New Senior Facilities Agreement

Atlatsa has applied judgment when determining the fair value of its consolidated 2009 Senior Debt Facility on September 28, 2012, and on December 13, 2013 for the New Senior Facilities Agreement

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014 and the resulting fair value adjustments which were recognised net of deferred tax in profit and loss and non-controlling interest, also refer to Section 1.3 Restructure Plan for more details regarding the origin of the fair value adjustments.

On a consolidated basis, the fair value gain on the debt between RPM and Bokoni Holdco in 2012, on initial recognition was recognised as a shareholders contribution and accordingly is reflected as part of non-controlling interest.

All subsequent fair value adjustments until December 13, 2013, were recorded in profit and loss.

The fair value of the consolidated debt as well as the New Senior Facilities Agreement is determined using a cash flow valuation model. The significant inputs into the model are:

•	opening balances as contractually agreed with the counterparty;

•	a market related interest rate (independently sourced from Rand Merchant Bank) as JIBAR+8%;

•	the interest rate table as documented under Section 1.9 Discussion of Operations, “Finance expenses”;

•	an assumption that no interest accrues on the loans between Plateau and Bokoni Holdco, Bokoni Holdco and RPM, and between Bokoni Holdco and Bokoni (under the consolidated 2009 Senior Debt Facility);

•	any draw down between Bokoni Holdco and RPM since the repayment of debt on December 13, 2013 will be capitalised as per the New Senior Facilities Agreement;

•
nominal interest on the redemption of the “A” Preference Shares in regards to Plateau has already been paid over to RPM, thus as interest accrues (compounding quarterly), no cash flow of interest will take place until the nominal interest has been used up;

•
best estimate of the cash flows (draw downs and repayments on the loans) until 2018 (under the consolidated 2009 Senior Debt Facility) and until 2020 (as per the New Senior Facilities Agreement), when the loans, per contractual agreement should be repaid; and

•
a projected forward JIBAR rate plus a market related spread until 2018 (under the consolidated 2009 Senior Debt Facility) and until 2020 (as per the New Senior Facilities Agreement), the fair value of the loans are calculated as the present value of the future cash flows.

Based on the above, on day one, an effective interest rate is established that would be used to increase the loan back up to contractual value by date of payment.

On a quarterly basis, the carrying amounts of the financial liabilities are adjusted to reflect the actual and revised estimated cash flows on the loans. The carrying amounts of the loans are recalculated as per the present value of the revised estimated future cash flows, using the original effective interest rate, as per the day one calculation. Subsequent adjustments will be a result of changes in estimates on the repayment of the loans.

At December 13, 2013, when the 2009 Senior Debt Facility between Plateau and RPM was replaced by the New Senior Facilities Agreement, the 2009 Senior Debt Facility was derecognised and a fair value loss of $38.7 million was recognised in profit and loss and a fair valuation calculation was performed on the New Senior Facilities Agreement. This resulted in a new fair value adjustment being recognised in profit and loss (fair value gain of $51.6 million). The debt between Bokoni Holdco and RPM that was recognised at fair value from September 28, 2012 was repaid at contractual value on December 13, 2013 after RPM subscribed for additional shares in Bokoni Holdco at the contractual value of the debt.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014

The difference between the contractual value and the fair value of the debt repaid resulted in a net fair value loss of $94.4 million.

1.16 Changes in accounting policies

The accounting policies applied by Atlatsa in the unaudited condensed consolidated interim financial statements for Q2 2014 are the same as those applied by Atlatsa in the consolidated financial statements as at, and for Fiscal 2013 (available on SEDAR and EDGAR), except for the following standards and interpretations which were adopted by the Company on January 1, 2014, or date of implementation of the standard:

•	Investment Entities (Amendments to IFRS 10, IFRS 12, and IAS 27)

•	Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)

•	Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)

•	IFRIC 21 Levies

•	Novation of Derivatives and Continuation of Hedge Accounting (amendments to IAS 39)

The consolidated financial statements for Q3 2014, Fiscal 2013, Fiscal 2012, and Fiscal 2011 have been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

The bases of measurement of the consolidated financial statements have been prepared on the historical cost basis as set out in the accounting policies below. Certain items, including derivative financial instruments, are stated at fair value.

There was no significant impact on the consolidated financial statements as a result of adopting these standards and interpretations.

Standards and interpretations issued but not yet effective and applicable to the Company:

Effective for the financial year commencing April 1, 2015

•	Defined Benefit Plans: Employee Contributions (Amendments to IAS 19)

Effective for the financial year commencing April 1, 2016

•	IFRS 14 Regulatory Deferral Accounts

Effective for financial year commencing January 1, 2017

•	IFRS 15 Revenue from Contracts with Customers

To be decided

•	IFRS 9 Financial Instruments

The Company is currently evaluating the impact, if any, that these new standards will have on its consolidated financial statements.

1.17 Financial Instruments and Risk Management

Atlatsa’s financial instruments consist primarily of the following financial assets: cash and cash equivalents, trade and other loans and receivables. Atlatsa’s financial instruments consist primarily of the following financial liabilities: loans and borrowings, trade and other payables and certain derivative instruments. Financial instruments are initially measured at fair value when Atlatsa becomes a party to

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014 their contractual arrangements. Transaction costs are included in the initial measurement of financial instruments, with the exception of financial instruments classified as at fair value through profit or loss.

Non-derivative Financial assets

Non-derivative financial assets comprise loans and receivables.

Loans and receivables are recognised on the date of origination. All other financial assets are recognised initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Financial assets are derecognised when the contractual rights to the cash flows from the asset expire, or the Company transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial assets are transferred, or it neither transfers nor retains substantially all of the risk and rewards of ownership and does not retain any control over the transferred asset. Any interest in transferred financial assets that is created or retained is recognised as a separate asset or liability.

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortised cost using the effective interest method, less any impairment losses.

Loans and receivables comprise trade and other receivables, restricted cash, investment in the Platinum Producer’s Environmental Trust and cash and cash equivalents.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Company’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Non-derivative financial liabilities

The Company initially recognises debt securities issued and subordinated liabilities on the date that they originated. All other financial liabilities are recognised initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Financial liabilities are derecognised when the contractual obligations are discharged, cancelled or expire.

Non-derivative financial liabilities comprise loans and borrowings, bank overdrafts, trade and other payables.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014

Financial liabilities are recognised initially at fair value plus any directly attributable transaction costs.  Subsequent to initial recognition these financial liabilities are measured at amortised cost using the effective interest method.

The difference between the amount received and the amount recognised at fair value on initial recognition, is recognised as a fair value gain or loss in profit and loss (excluding loans with a shareholder).

When a transaction is with a shareholder at terms and conditions that would not be expected from a third party, it is clear that either the company or the shareholder obtained a benefit because of the shareholder relationship. This benefit is recognised directly in equity. In respect of loans with shareholders, the difference between the loan received and the amount recognised at fair value on initial recognition, is recognised as a fair value gain or loss directly in equity. In respect of loans with shareholders, the difference between the loan settled and the amount recognized at fair value on settlement date, is recognised as a fair value gain or loss directly in equity.

Financial risk management activities

Atlatsa’s financial instruments expose it to a variety of financial risks: credit risk, liquidity risk, interest rate risk, foreign currency risk and commodity price risk.

The Board of Directors has the overall responsibility for the establishment and oversight of Atlatsa’s risk management framework.

Atlatsa’s risk management policies are established to identify and analyse the risks faced by Atlatsa, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and Atlatsa’s activities. Atlatsa, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

Credit risk

Credit risk is the risk of financial loss to Atlatsa if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Atlatsa’s receivables from customers, and cash and equivalents. Management has evaluated treasury counterparty risk and does not expect any treasury counterparties to fail in meeting their obligations.

Trade receivables represent sales of concentrate to RPM under the Concentrate Agreement. The carrying value represents the maximum credit risk exposure. Atlatsa has no security against these receivables.

Liquidity risk

Liquidity risk is the risk that Atlatsa will not be able to meet its financial obligations as they fall due. Atlatsa ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and Atlatsa’s holdings of cash and cash equivalents. Atlatsa’s liquidity is facilitated by the New Senior Facilities Agreement and the Working Capital Facility. Atlatsa’s cash and cash equivalents are invested in business accounts which are available on demand.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014

Refer to Section 1.11 Liquidity for details on the material uncertainty which may cast significant doubt about the Company’s ability to continue as a going concern and, therefore that it may be unable to realise its assets and discharge its liabilities in the normal course of business.

Atlatsa operates in South Africa and is subject to currency exchange controls administered by the SARB. South African law provides for exchange control regulations that restrict the export of capital. The exchange control regulations, which are administered by SARB, regulate transactions involving South African residents, including legal entities, and limit a South African company's ability to borrow from and repay loans to non-residents and to provide guarantees for the obligations of its affiliates with regard to funds obtained from non-residents.

A portion of the Company's funding for its South African operations consist of loans advanced to its South African subsidiaries from subsidiaries that are non-residents of South Africa. The Company is in compliance with SARB regulations and is therefore not subject to restrictions on the ability of its South African subsidiaries to transfer funds to the Company or to other subsidiaries. In addition, the SARB has introduced various measures in recent years to relax the exchange controls in South Africa to entice foreign investment in the country. However, if more burdensome exchange controls were proposed or adopted by the SARB in the future, or if the Company was unable to comply with existing SARB regulations, such exchange control regulations could restrict the ability of the Company and its subsidiaries to repatriate funds needed to effectively finance the Company’s operations.

An alternative funding arrangement, the Advance on Concentrate Revenue Agreement, was entered into with RPM whereby an Advance on the revenue from the concentrate sales made to RPM by Bokoni pursuant to the Concentrate Agreement was provided. This arrangement is currently available until December 31, 2015. Section 1.4.4. Advance on the Purchase of Concentrate Revenue.

Interest rate risk

Atlatsa is currently financed by the New Senior Facilities Agreement, the Advance on Concentrate Revenue Agreement and the Working Capital Facility. Refer to Section 1.4 Debt Arrangements and Section 1.11 Liquidity for the discussion on the New Senior Facilities Agreement. There are currently no derivative instruments to mitigate any interest rate risk.

A 100 basis point increase in the interest rate at September 30, 2014 on the New Senior Facilities Agreement, the Advance on Concentrate Revenue Agreement or the Working Capital Facility, as applicable, would have changed the profit/(loss) and equity for the year by approximately $1.5 (Q3 2013: $13.1 million) and a 100 basis point decrease by ($1.5 million) (Q3 2013: ($13.1 million)). This analysis assumes that all other variables remain constant.

Foreign currency risk

Atlatsa, from time to time, enters into transactions for the purchase of supplies and services denominated in foreign currency. As a result, Atlatsa is subject to foreign exchange risk from fluctuations in foreign exchange rates. Atlatsa has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

Within Atlatsa’s subsidiaries, certain loans between entities amounting to $48.8 million (Q3 2013: $50.9 million) are exposed to foreign exchange fluctuations.  The method used in the sensitivity analysis is to assume a change in the $/ZAR exchange rate. The closing ZAR to $ exchange rate for the three months ending September 30, 2014 was ZAR9.95 (Q3 2013: ZAR9.40). A 10% change in the

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014

$/ZAR exchange rate at September 30, 2014 would have resulted in an increase/decrease of $4.9 million (Q3 2013: $5.1 million) in profit/(loss) and equity.

Atlatsa has no significant external exposure to foreign exchange risk. All loans and borrowings are denominated in ZAR.

Commodity price risk

The value of Atlatsa’s revenue and resource properties depends on the price of PGMs and their outlook. Atlatsa currently operates the Bokoni Mine. Atlatsa does not hedge its exposure to commodity price risk. PGM prices historically have fluctuated widely and are affected by numerous factors outside of Atlatsa’s control, including, but not limited to, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, and short-term changes in supply and demand because of hedging activities.

Atlatsa’s revenue amounts to $182.8 million (ZAR1,792 million) and is exposed to commodity price fluctuations. The method used in the sensitivity analysis is to assume a change in the 4E basket price. A 10% change in the 4E basket price at September 30, 2014 would have resulted in an increase/decrease of $17.6 million in profit or loss and equity for the year.

Capital risk management

The primary objective of managing Atlatsa’s capital is to ensure that there is sufficient capital available to support the funding and operating requirements of Atlatsa in a way that optimizes the cost of capital, maximizes shareholders’ returns, matches the current strategic business plan and ensures that Atlatsa remains in a sound financial position.

Atlatsa manages and makes adjustments to the capital structure which consists of debt and equity as and when borrowings mature or when funding is required. This may take the form of raising equity or entering into market or bank debt or loans from RPM or hybrids thereof. Atlatsa may also adjust the amount of dividends paid, sell assets to reduce debt or schedule projects to manage the capital structure.

In addition, Atlatsa’s ability to raise new equity in the equity capital markets is subject to the mandatory requirement that Atlatsa Holdings, its majority BEE shareholder, retain a 51% fully diluted shareholding in the Company up until January 1, 2018, as required by covenants given by Atlatsa Holdings and Atlatsa in favour of the DMR, the South African Reserve Bank and Anglo Platinum.

There were no other changes to Atlatsa’s approach to capital management as at September 30, 2014 that were not discussed under Section 1.4 Debt Arrangements.

1.18 Other MD&A Requirements

Additional information relating to Atlatsa, including Atlatsa’s annual report on Form 20-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

1.20 Internal Controls over Financial Reporting Procedures

Atlatsa’s management, including its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR (as such term is defined in applicable securities regulations). Under Section 404 of the Sarbanes-Oxley Act of 2002, management is required to assess the effectiveness of Atlatsa’s ICFR as of the end of each fiscal year and report, based on that assessment, whether the Company’s ICFR is effective. Atlatsa’s internal control system was designed to

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014 provide reasonable assurance to Atlatsa’s management and the board of directors regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. ICFR includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Atlatsa.
•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Atlatsa are being made only in accordance with authorizations of management and directors of Atlatsa.

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Atlatsa’s assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of effectiveness of ICFR to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Because of its inherent limitations, ICFR may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of Atlatsa’s ICFR as of December 31, 2013 and no material weaknesses were identified. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework” issued in 1992. Based on this assessment, the Chief Executive Office and Chief Financial Officer have determined that, as of December 31, 2013, Atlatsa’s ICFR was effective.

There has been no change in Atlatsa’s ICFR that occurred during the period beginning on January 1, 2014 and ended on September 30, 2014 that has materially affected, or is reasonably likely to materially affect, Atlatsa’s ICFR as at September 30, 2014.

Disclosure Controls and Procedures
Disclosure controls and procedures are those controls and procedures that are designed to ensure that the information required to be disclosed in the filings under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified in applicable securities regulations.

As at December 31, 2013, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of Atlatsa’s disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2013, Atlatsa’s disclosure controls and procedures were effective.

There has been no change in Atlatsa’s Disclosure controls and procedures that occurred during the period beginning on January 1, 2014 and ended on September 30, 2014 that has materially affected, or is reasonably likely to materially affect, Atlatsa’s ICFR as at September 30, 2014

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014

1.20 Disclosure of Outstanding Share Data

On June 27, 2014, at the Company’s Annual General Meeting, shareholders voted to adopt a new Share Option Plan, Share Appreciation Rights Plan and Conditional Share Unit Plan (collectively the “New Equity Incentive Plans”) and to authorize for issuance thereunder such number of options, share appreciation rights and conditional share units, as applicable, to entitle the holders thereof to such number of Common Shares equal to 10% of the Company’s outstanding Common Shares from time to time.

Upon the adoption of the new Share Option Plan, the Company’s pre-existing Stock Option Plan terminated.  Any options outstanding thereunder are now governed by the terms of the new Share Option Plan.

Equity-settled options
On August 2, 2014, the Company issued 5,142,882 share options to its NEDs in terms of its approved share option plan at a strike price of ZAR3.813.

For NEDs employed for more than 6 months as at the grant date of the options, one third of the share options will vest six months after the grant date, one third of the share options will vest one year after the grant date and the last one third will vest eighteen months after the grant date.

For NEDs employed for less than 6 months as at the grant date of the options, one third of the share options will vest one year after the grant date, one third of the share options will vest eighteen months after the grant date and the last one third will vest two years after the grant date.

The share-based payment recognised during the period was $150,395.
As at November 14, 2014 no share appreciation rights have been issued or are outstanding.

Conditional Share Unit Plan

On August 20, 2014, the Company awarded 9,004,500 Conditional Share Units (“CSUs”) to eligible employees of Plateau entitling the applicable employee to one common share of the Company on the vesting date. These CSUs will vest on March 31, 2017 after the Company’s Average Total Shareholder Return (“TSR”) for the 2014, 2015 and 2016 years are assessed when compared to five specified peer comparator companies. The CSUs will vest based on the following ranking in relation to the TSR:

Ranking of Atlatsa to peer comparator companies	% of shares to vest

First	100

Second	90

Third	60

Fourth	40

Fifth or below	0

The share-based expense recognised during the period was $0.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for three and nine months ended September 30, 2014

As at November 14, 2014, 4,560,000 options were outstanding with the following terms:

Expiry date	Option price	Number of options outstanding	Number of options vested	Weighted average life (years)
November 30, 2016	$ 0.84	4,060,000	4,060,000	1.2
May 1, 2017	$ 1.61	500,000	500,000	1.6
Total		4,560,000	4,560,000
Weighted average exercise price		$ 0.93	$0.93

Refer to the Company’s Management Information Circular dated May 21, 2014, which is available on SEDAR, for more information relating to the New Equity Incentive Plans.

As at November 14, 2014, the issued share capital of Atlatsa was 554,288,473 Common Shares. Refer to Section 1.3 Restructure Plan for details of recent share issuances.

Document 2

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014

(Unaudited)

(Expressed in Canadian Dollars unless otherwise stated)

ATLATSA RESOURCES CORPORATION
Condensed Consolidated Interim Statements of Financial Position
As at September 30, 2014
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

			Audited

	Note	September 30 2014	December 31 2013
Assets
Non-current assets
Property, plant and equipment	6	631,661,662	651,178,482
Capital work-in-progress	7	35,982,261	27,296,481
Intangible assets		293,894	326,350
Mineral property interests	8	5,560,786	7,612,443
Goodwill		8,655,573	8,845,940
Platinum producers’ environmental trust		3,556,121	3,292,979
Other non-current assets		529	540
Total non-current assets		685,710,826	698,553,215
Current assets
Inventories		6,893,351	373,698
Trade and other receivables		25,348,508	33,782,099
Cash and cash equivalents		13,815,349	40,655,103
Restricted cash		47,424	265,293
Total current assets		46,104,632	75,076,193
Total assets		731,815,458	773,629,408
Equity and Liabilities
Equity
Share capital	9	309,659,583	71,967,083
Treasury shares	9	(4,991,726)	(4,991,726)
Convertible preference shares		-	162,910,000
Foreign currency translation reserve		(13,952,872)	(10,119,860)
Share-based payment reserve		25,894,989	25,794,650
Accumulated loss		(77,042,890)	(64,673,717)
Total equity attributable to equity holders of the Company		239,567,084	180,886,430
Non-controlling interest		193,261,383	198,227,542
Total equity		432,828,467	379,113,972
Liabilities
Non-current liabilities
Loans and borrowings	10	121,512,329	110,320,221
Finance lease obligation		169,356	-
Deferred taxation		117,059,655	124,519,382
Provisions		11,532,060	11,100,511
Total non-current liabilities		250,273,400	245,940,114
Current liabilities
Trade and other payables		47,749,803	71,878,955
Short-term portion of finance lease obligation		344,742	-
Short-term portion of loans and borrowings	10	619,046	76,696,367
Total current liabilities		48,713,591	148,575,322
Total liabilities		298,986,991	394,515,436
Total equity and liabilities		731,815,458	773,629,408

Approved by the Board of Directors on November 14, 2014

/s/ Harold Motaung	/s/ Fikile De Buck

1

ATLATSA RESOURCES CORPORATION
Condensed Consolidated Interim Statements of Comprehensive Loss
For the periods ended September 30, 2014
(Unaudited - Expressed in Canadian Dollars)

	Note	Three months ended September 30		Nine months ended September 30
		2014	2013	2014	2013

Revenue		70,388,828	54,165,421	182,779,509	147,673,671
Cost of sales		(66,687,067)	(59,008,705)	(193,393,257)	(166,573,860)
Gross profit/(loss)		3,701,761	(4,843,284)	(10,613,748)	(18,900,189)
Administrative expenses		(2,827,500)	(2,747,726)	(8,500,404)	(12,984,725)
Other income		11,623	3,020	24,624	102,255
Fair value (loss)/gain and AG8 adjustments on loans and borrowings		(40,337)	5,350,889	497,696	34,798,556
Operating (loss)/profit		(845,547)	(2,237,101)	(18,591,832)	3,015,897
Finance income		60,280	64,532	212,643	254,288
Finance expense		(3,209,350)	(15,074,870)	(11,525,875)	(44,048,738)
Net finance expense		(3,149,070)	(15,010,338)	(11,313,232)	(43,794,450)
Loss before income tax		(2,303,523)	(17,247,439)	(29,905,064)	(40,778,553)
Income tax		1,743,133	1,791,973	4,565,207	7,443,553
Loss for the period		(560,390)	(15,455,466)	(25,339,857)	(33,335,000)

Other comprehensive loss
Foreign currency translation differences for foreign operations		(6,045,346)	(5,569,143)	(8,358,821)	(23,461,918)
Other comprehensive loss for the period, net of income tax		(6,045,346)	(5,569,143)	(8,358,821)	(23,461,918)
Total comprehensive loss for the period		(6.605.736)	(21,024,609)	(33,698,678)	(56,796,918)
Loss attributable to:
Owners of the Company		(519,671)	(12,879,928)	(12,369,173)	(28,335,424)
Non-controlling interest		(40,719)	(2,575,538)	(12,970,684)	(4,999,576)
Loss for the period		(560,390)	(15,455,466)	(25,339,857)	(33,335,000)

Total comprehensive loss attributable to:
Owners of the Company		(3,812,787)	(10,982,491)	(16,252,241)	(23,772,360)
Non-controlling interest		(2,792,949)	(10,042,118)	(17,446,437)	(33,024,558)
Total comprehensive loss for the period		(6,605,736)	(21,024,609)	(33,698,678)	(56,796,918)

2

ATLATSA RESOURCES CORPORATION
Condensed Consolidated Interim Statements of Changes in Equity
For the periods ended September 30, 2014
(Unaudited - Expressed in Canadian Dollars)

	Attributable to equity holders of the Company
	Share Capital	Treasury Shares	Convertible preference shares	Foreign currency translation reserve	Share-based payment reserve	Accumulated loss	Total	Non-controlling interest	Total

For the period ended September, 30 2013
Balance at January 1, 2013	71,967,083	(4,991,726)	162,910,000	(9,797,657)	25,285,851	(264,166,155)	(18,792,604)	224,049,827	205,257,223
Total comprehensive income/(loss) for the period
Loss for the period	-	-	-	-	-	(28,335,424)	(28,335,424)	(4,999,576)	(33,335,000)
Other comprehensive income/(loss)
Foreign currency translation differences	-	-	-	4,811,555	(248,491)	-	4,563,064	(28,024,982)	(23,461,918)
Total comprehensive income/(loss) for the period	-	-	-	4,805,821	(248,491)	(28,335,424)	(23,772,360)	(33,024,558)	(56,796,918)
Transactions with owners, recorded directly in equity
Contributions by and distributions to owners
Share-based payment transactions	-	-	-	-	325,239	-	325,239	-	325,239
Total contributions by and distributions to owners	-	-	-	-	325,239	-	325,239	-	325,239
Balance at September 30, 2013	71,967,083	(4,991,726)	162,910,000	(4,986,102)	25,362,599	(292,501,579)	(42,239,725)	191,025,269	148,785,544

For the period ended September 30, 2014
Balance at January 1, 2014	71,967,083	(4,991,726)	162,910,000	(10,119,860)	25,794,650	(64,673,717)	180,886,430	198,227,542	379,113,972
Issue of Shares	74,782,500	-	-	-	-	-	74,782,500	-	74,782,500
Acquisition of shares in Bokoni Platinum Holdings (Pty) Ltd	-	-	-	-	-	-	-	12,480,278	12,480,278
Conversion of Convertible Preference shares	162,910,000	-	(162,910,000)	-	-	-	-	-	-
Total comprehensive loss for the period
Loss for the period	-	-	-	-	-	(12,369,173)	(12,369,173)	(12,970,684)	(25,339,857)
Other comprehensive loss
Foreign currency translation differences	-	-	-	(3,833,012)	(50,056)	-	(3,883,068)	(4,475,753)	(8,358,821)
Total comprehensive loss for the period	-	-	-	(3,833,012)	(50,056)	(12,369,173)	(16,252,241)	(17,446,437)	(33,698,678)
Transactions with owners, recorded directly in equity
Contributions by and distributions to owners
Share-based payment transactions	-	-	-	-	150,395	-	150,395	-	150,395
Total contributions by and distributions to owners	-	-	-	-	-	-	-	-	-
Balance at September 30, 2014	309,659,583	(4,991,726)	-	(13,952,872)	25,894,989	(77,042,890)	239,567,084	193,261,383	432,828,467

3

ATLATSA RESOURCES CORPORATION
Condensed Consolidated Interim Statements of Cash Flows
For the periods ended September 30, 2014
(Unaudited - Expressed in Canadian Dollars)

	Note	Three months ended September 30		Nine months ended September 30
		2014	2013	2014	2013
Cash flows from operating activities
Cash generated/(utilised) by operations	11	10,046,722	7,384,307	(11,285,354)	(24,621,853)
Interest received		33,310	40,587	133,894	173,339
Interest paid		(335,225)	(21)	(667,989)	(3,211)
Taxation paid		-	-	(353,721)	-
Cash generated/(utilised) by operating activities		9,744,807	7,424,873	(12,173,170)	(24,451,724)
Cash flows from investing activities
Acquisition of capital-work-in-progress	7	(7,959,898)	(12,492,210)	(28,353,858)	(37,665,559)
Acquisition of property, plant and equipment	6	-	-	(1,336)	-
Proceeds on disposal of property, plant and equipment		-	66,040	4,080	281,320
Investment in environmental trusts		(88,935)	(104,770)	(269,448)	(327,633)
Cash utilised by investing activities		(8,048,833)	(12,530,940)	(28,620,562)	(37,711,872)
Cash flows from financing activities
Long term borrowings raised – New Senior Debt Facility		-	-	6,256,450	-
Long term borrowings raised – Shareholder loan		-	-	6,011,099	-
Long term borrowings raised – Working Capital Facility		1,018,656	-	2,405,681	-
Proceeds on issue of Atlatsa Shares		-	-	74,782,500	-
Long term borrowings repaid – New Senior Debt Facility		-	-	(74,782,500)	-
Repayment of Finance Lease		-	-	(93,016)	-
Long term borrowing raised – Consolidated Facility		-	15,673,960	-	70,451,806
Repayment of other loans		(159,533)	-	(490,284)	(349,421)
Settlement of other loans provided		-	293,604	-	293,604
Cash generated from financing activities		859,123	15,967,564	14,089,930	70,395,989
Effect of foreign currency translation		(566,971)	(1,052,686)	(135,952)	(2,289,587)
Net increase/(decrease) in cash and cash equivalents		1,988,126	9,808,811	(26,839,754)	5,942,806
Cash and cash equivalents, beginning of period		11,827,223	10,714,880	40,655,103	14,580,886
Cash and cash equivalents, end of period		13,815,349	20,523,691	13,815,349	20,523,691

4

ATLATSA RESOURCES CORPORATION
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended September 30, 2014
(Unaudited - Expressed in Canadian Dollars)

1.	REPORTING ENTITY

Atlatsa Resources Corporation ("Company" or "Atlatsa") is incorporated in the Province of British Columbia, Canada. The Company had a primary listing on the TSX Venture Exchange (“TSX-V”) and has a secondary listing on the New York Stock Exchange (“NYSE MKT”) and the JSE Limited (“JSE”). Subsequent to year end, on February 5, 2014, the Group migrated from the TSX Venture Exchange to the Toronto Stock Exchange (“TSX”). The consolidated financial statements comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”).  Its principal business activity is the mining and exploration of Platinum Group Metals (“PGM”) through its mineral property interests. The Company focuses on mineral property interests located in the Republic of South Africa in the Bushveld Complex. Atlatsa operates in South Africa through its wholly-owned subsidiary, Plateau Resources Proprietary Limited (“Plateau”) which owns the Group’s various mineral property interests and conducted the Group’s business in South Africa.

2.	GOING CONCERN

Atlatsa incurred a net loss for the nine months ended September 30, 2014 of $28.4 million (six months ended June 30, 2014: $24.8 million and fiscal 2013: net profit $99.9 million) and as of that date its total assets exceeded its total liabilities by $432.8 million(six months ended June 30, 2014: $439.3 million and fiscal 2013: $379.1 million).
The Company completed part of Phase Two of its restructuring and recapitalising plan (“Restructure Plan”) on December 13, 2013. This included the following transactions between the Company and Rustenburg Platinum Mine Limited (“RPM”), a 100% subsidiary of Anglo American Platinum Limited (“Anglo Platinum”):

•
the sale and transfer of the Company’s interest in the Boikgantsho Project and the Eastern section of the Ga-Phasha Project to RPM for a net consideration of $170.9 million (ZAR1,700.0 million), the proceeds of which were used to reduce the outstanding debt to RPM;

•
the purchase consideration payable for the sale of the Boikgantsho Project was paid to the Company on December 13, 2013, excluding an amount of $2.9 million (ZAR29.0 million) which is payable on the date of execution of the notarial deed of extension of the RPM Mining Right to include the Boikgantsho Prospecting Rights;

•
RPM subscribed for additional shares in Bokoni Platinum Holdings Proprietary Limited (“Bokoni Holdco”) to the value of $192.2 million (ZAR1,939.4 million). Bokoni Holdco utilised these funds to repay the debt of $192.2 million (ZAR1,939.4 million) outstanding between Bokoni Holdco and RPM;

•
The 2009 Senior Debt Facility was repaid in full and the New Senior Debt Facility between Plateau and RPM as signed on March 27, 2013 was made effective. The amount available under the New Senior Debt Facility was $228.0 million (ZAR2,300 million) of which $220.6 million (ZAR2,225.7 million), including interest was utilised by December 31, 2013.

The net result was the Group’s debt was reduced by $357.9 million (ZAR3,610.4 million).

In addition, a Working Capital Facility was provided by RPM to fund the Group’s administrative and corporate expenses. The Working Capital Facility was made available to Plateau up to a maximum of $3 million (ZAR30 million) per year during each of 2013, 2014 and 2015 for an aggregate facility of $8.9 million (ZAR90 million), including capitalised interest, to fund Atlatsa’s corporate and administrative expenses through to 2015.  The Working Capital Facility is repayable in full by December 31, 2018.

The restructuring and recapitalising plan was finalised by January 31, 2014 resulting in the amount outstanding under the New Senior Debt Facility being reduced by a further $74.8 million (ZAR750 million).

The New Senior Debt Facility is only repayable once the company generates sufficient free cash flow. The delay in the implementation of Phase Two resulted in additional resources that were made available in terms of the New Senior Debt facility being insufficient to meet the short term cash requirements of Bokoni Platinum Mines Proprietary Limited (“Bokoni Mine”), due to the interest accruing on the available debt facility. The facility was fully drawn by March 2014.

An alternative funding arrangement was entered into with RPM in November 2013, whereby an advance on the Purchase of Concentrate revenue (“Advance”) on the concentrate sales made to RPM by Bokoni Mine was provided. The Advance was originally available from November 1, 2013 until November 30, 2014. The agreement with RPM with respect to the Advance provides that RPM may advance funds to Bokoni up to an amount of the lower of 90% of an advance on revenue for the preceding two months and $35.7 million (ZAR360.0 million), provided that the amount advanced shall not exceed the actual cash requirements for that month. This agreement was renegotiated in March 2014 to provide that RPM may advance funds to Bokoni Mine up to an amount of the lower of 95% of an advance on revenue for the preceding two months and $47.1 million (ZAR475.0 million), provided that the amount advanced shall not exceed the actual cash requirements of Bokoni Mine for that month. In July 2014, the Advance agreement was extended to December 31, 2015.

5

ATLATSA RESOURCES CORPORATION
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended September 30, 2014
(Unaudited - Expressed in Canadian Dollars)

In March 2014, further negotiations were entered into with RPM and the following were agreed to ensure the Group had sufficient cash resources:

•	RPM will meet its 49% shareholder commitment to match any cash resources that Atlatsa contributes;

•	the backlog of trade payables relating to Anglo Platinum of approximately $13.9 million (ZAR140 million) will be deferred to be paid from April 2015 over 9 equal instalments;

•	the available/undrawn facility of the $8.9 million (ZAR90 million) Working Capital Facility will be made available in the event Bokoni Mine requires additional cash resources;

•
RPM will consider availability of the $2.9 million (ZAR29 million) outstanding on the sale of the Boikgantsho Project that took place on December 13, 2013 which is currently payable by RPM to the Company on the date of execution of a notarial deed of extension of the RPM Mining Right to include the Boikgantsho Prospecting Rights.

Atlatsa executives will make available $5.9 million (ZAR60 million), currently committed and held in escrow, as cash resources.

On November 10, 2014, a letter of support was received from Anglo Platinum to provide  financial support up to a maximum of $41.8 million (ZAR422 million) to March 31, 2016, in the event of unforeseen circumstances not within the Company’s control, that may result in Bokoni Mine not meeting its planned cash forecasts.

This letter of support is subject to the following terms and conditions:

•	Bokoni Mine continues to operate according to the current plan as agreed with RPM;

•	Bokoni Mine assesses and implements any opportunities identified to optimise revenue and production and minimize costs and capital expenditure in order to minimize funding requirements;

•
the backlog of the trade payables relating to Anglo Platinum of approximately $13.9 million (ZAR 140 million) to be repaid by increasing the facility available under the New Senior Debt Facility. This is to be completed within 3 months from November 10, 2014 and if it is not possible to implement this as part of the New Senior Debt Facility then another facility will be entered into under similar terms;

•
Bokoni Mine to continue to pay any advances including ithe accounts payable balances due to Anglo Platinum within 30 days from the end of the month in which such advance is made. If there are valid disputes, this is to be resolved within 60 days and if the amount is due to Anglo Platinum, the amount must be paid within 5 days thereafter;

•
the amendments to the Working Capital Facility, to access the $2.9 million (ZAR29 million) outstanding from RPM for the sale of Boikgantsho, are finalized and executed within 30 days from November 10, 2014;

•
definitive agreements in respect of the purchase by RPM of at least a further 25% in the Kwanda North prospecting rights, held by Kwanda Platinum Mine Proprietary Limited (“Kwanda”), and at least 60% in the Central Block prospecting rights, held by Plateau, are executed within six months from November 10, 2014;

•	the Atlatsa executives to subscribe for $5.9 million (ZAR 60 million) of equity in Atlatsa by March 31, 2015;

•	the financial support will be withdrawn if Anglo Platinum sells its shareholding in Bokoni Holdco.

The current liabilities of the Group are $48.7 million compared to the current assets (excluding restricted cash) of $46.1 million. This arises as a result of the $13.9 million (ZAR140 million) backlog of trade payables owed to Anglo Platinum (discussed above). By initial agreement with Anglo Platinum this amount was deferred and Bokoni Mine will start repaying $1.5 million (ZAR15.6 million) a month from April 2015 to December 2015. In terms of the letter of support received on November 10, 2014, this will be paid as part of the New Senior Debt Facility (discussed above). This will enable the Company to manage its liquidity position.

The consolidated interim financial statements are prepared on the basis of accounting policies applicable to a going concern. This basis presumes that the conditions set out in the letter of support with Anglo Platinum, dated November 10, 2014, as described above, will be met. In the event the above terms are not met, these conditions give rise to a material uncertainity which may cast significant doubt about the ability of the Company and its subsidiaries to continue as going concerns and therefore they may be unable to realize their assets and discharge their liabilities in the normal course of business.

6

ATLATSA RESOURCES CORPORATION
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended September 30, 2014
(Unaudited - Expressed in Canadian Dollars)

3.	STATEMENT OF COMPLIANCE

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for a complete set of International Financial Reporting Standards annual financial statements, and should be read in conjunction with the annual consolidated financial statements of the Group as at and for the year ended December 31, 2013. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2013. The annual consolidated financial statements of the Group as at and for the year ended December 31, 2013 are available upon request from the Company’s registered office at 82 Grayston Drive, Sandton, South Africa or at www.sedar.com.

4.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its annual consolidated financial statements as at and for the year ended December31, 2013, except for the following standards and interpretations adopted in the current financial year:

•	Investment Entities (Amendments to IFRS 10, IFRS 12, and IAS 27)

•	Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)

•	Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)

•	Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39)

•	IFRIC 21 Levies

Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)

The amendments clarify that a qualifying investment entity is required to account for investments in controlled entities, as well as investments in associates and joint ventures, at fair value through profit or loss; the only exception would be subsidiaries that are considered an extension of the investment entity’s investment activities. The consolidation exemption is mandatory and not optional.

Notwithstanding the above, the change has no significant impact on the measurement of the Group’s assets and liabilities, including disclosure.

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)

The amendments clarify when an entity can offset financial assets and financial liabilities.

The change has no significant impact on the measurement of the Group’s assets and liabilities.

Recoverable Amount Disclosures for Non-Financial Assets (Amendment to IAS 36)

The amendments reverse the unintended requirement in IFRS 13 Fair Value Measurement to disclose the recoverable amount of every cash-generating unit to which significant goodwill or indefinite-lived intangible assets have been allocated. Under the amendments, the recoverable amount is required to be disclosed only when an impairment loss has been recognised or reversed.

The Group has applied the guidance retrospectively. Notwithstanding the above, the change has no significant impact on the measurement of the Group’s assets and liabilities, including disclosure.

Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39)

IAS 39 Financial Instruments: Recognition and Measurement requires an entity to discontinue hedge accounting if the derivative hedging instrument is novated to a clearing counterparty, unless the hedging instrument is being replaced as part of the entity’s original documented hedging strategy.

The amendments add a limited exception to IAS 39, to provide relief from discounting an existing hedging relationship, when a novation was not contemplated in the original hedging documentation meets specific criteria.

The Group has applied the guidance retrospectively. Notwithstanding the above, the change has no significant impact on the measurement of the Group’s assets and liabilities.

7

ATLATSA RESOURCES CORPORATION
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended September 30, 2014
(Unaudited - Expressed in Canadian Dollars)

IFRIC 21 Levies

Levies have become more common in recent years, with governments in a number of jurisdictions introducing levies to raise additional income. Current practice on how to account for these levies is mixed. IFRIC 21 provides guidance on accounting for levies in accordance with IAS 37 Provisions, Contingent Liabilities and Assets.

The Group has applied the guidance retrospectively. Notwithstanding the above, the change has no significant impact on the measurement of the Group’s assets and liabilities.

Standards and interpretations issued but not yet effective:

Effective for the financial year commencing April 1, 2015

•	Defined Benefit Plans: Employee Contributions (Amendments to IAS 19)

Effective for the financial year commencing April 1, 2016

•	IFRS 14 Regulatory Deferral Accounts

Effective for financial year commencing January 1, 2017

•	IFRS 15 Revenue from Contracts with Customers

To be decided

•	IFRS 9 Financial Instruments

All standards and Interpretations will be adopted at their effective date. Management is currently in the process of assessing the applicability and impact of the above-mentioned, if any.

5.	FINANCIAL RISK MANAGEMENT

Summary of the carrying value of the Group’s financial instruments

At September 30, 2014	Loans and receivables	Financial liabilities at amortised cost
Platinum Producers’ Environmental Trust**	3,556,121	-
Trade and other receivables*	23,128,404	-
Cash and cash equivalents*	13,815,349	-
Restricted cash*	47,424	-
Loans and borrowings*	-	122,131,375
Trade and other payables*	-	39,421,400

At December 31, 2013	Loans and receivables	Financial liabilities at amortised cost
Platinum Producers’ Environmental Trust**	3,292,979	-
Trade and other receivables*	32,730,150	-
Cash and cash equivalents*	40,655,103	-
Restricted cash*	265,293	-
Loans and borrowings*	-	187,016,588
Trade and other payables*	-	35,463,921
*Not measured at fair value and the carrying amount is a reasonable approximation of the fair value due to the short-term to maturity.
**Not measured at fair value and the carrying amount is a reasonable approximation of fair value due to this being cash deposits.

8

ATLATSA RESOURCES CORPORATION
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended September 30, 2014
(Unaudited - Expressed in Canadian Dollars)

The following table shows the carrying amount and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include the fair value information for financial assets and financial liabilities not measured at fair value, if the carrying value is a reasonable approximation of the fair value.

	2014		2013
	Carrying value	Fair value (level 2)	Carrying value	Fair value (level 2)
Loans and borrowings	122,131,375	122,131,375	187,016,588	187,016,588

The carrying amount of loans and borrowings approximate fair value, as the loans were recognized at fair value on December 13, 2013 and subsequently adjusted for all changes in drawdowns.

(a)	Valuation techniques and unobservable inputs:

The following table shows the valuation techniques used in measuring level 2 fair values, as well as the significant unobservable input used:

Type	Valuation technique	Significant unobservable inputs
Loans and borrowings	Discounted cash flows	Not applicable

(b)	Key assumptions:

•	JIBAR rates changing per quarter

•	Cash flow assumption changes per quarter

•	Drawdowns made in the quarter

Nine months ended September 30	Year ended December 31
2014	2013

6.	PROPERTY PLANT AND EQUIPMENT

Summary
Cost
Balance at beginning of period	780,046,204	856,549,652
Additions	1,336	278,200
Transferred from capital work-in-progress	21,711,408	41,942,185
Disposals	-	(2,982,768)
Adjustment to rehabilitation assets	-	2,697,102
Effect of translation	(17,399,844)	(118,438,167)
Balance at end of period	784,359,104	780,046,204
Accumulated depreciation and impairment losses
Balance beginning of period	128,867,722	108,092,747
Depreciation for the period	27,375,953	39,397,747
Disposals	-	(1,964,190)
Effect of translation	(3,546,233)	(16,658,582)
Balance at end of period	152,697,442	128,867,722
Carrying value	631,661,662	651,178,482

9

ATLATSA RESOURCES CORPORATION
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended September 30, 2014
(Unaudited - Expressed in Canadian Dollars)
7.	CAPITAL WORK-IN-PROGRESS

Capital work-in-progress consists of mine development and infrastructure costs relating to Bokoni Mine and will be transferred to property, plant and equipment when the relevant projects are commissioned.

	Nine months ended September 30	Year ended December 31
	2014	2013
Balance at beginning of period	27,296,481	20,027,764
Additions	28,975,941	50,987,358
Transfer to property, plant and equipment	(21,711,408)	(41,942,185)
Capitalisation of borrowing costs	2,278,113	1,502,507
Effect of translation	(856,866)	(3,278,963)
Balance at end of period	35,982,261	27,296,481

Capital work-in-progress is funded through cash generated from operations and available facilities (refer note 2).

8.	MINERAL PROPERTY INTERESTS

Balance at beginning of year	7,612,443	11,903,918
Mineral property interests sold	-	(3,449,797)
Amortisation	(2,051,406)	-
Effect of translation	(251)	(841,678)
Balance at end of period	5,560,786	7,612,443

The Group’s mineral property interest consists of various early stage exploration projects.

Mineral property interests are carried at cost less amortisation and impairment losses. Gains and losses on disposal of mineral property interests are determined by comparing the proceeds from disposal with the cost less amortisation and impairment losses of the asset and are recognized net within profit or loss.

Mineral property interests transferred between segments (subsidiaries) is recognised at the nominal amount paid. The resulting profit or loss caused by the transfer of mineral property interests is recognised in profit or loss of the segment (subsidiary).

9.	SHARE CAPITAL

Authorised and issued	Number of shares
Common shares with no par value	554,288,473	201,888,472
B2 Convertible Preference shares of $0.1481 (ZAR1) each	-	115,800
B3 Convertible Preference shares of $0.1481 (ZAR1) each	-	111,600

The Company's authorised share capital consists of an unlimited number of common shares without par value. During 2009 the convertible “B” preference shares were issued to facilitate the acquisition of the 51% shareholding in Bokoni Holdco.

10

ATLATSA RESOURCES CORPORATION
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended September 30, 2014
(Unaudited - Expressed in Canadian Dollars)

	Nine months ended September 30	Year ended December 31
	2014	2013
Share capital
Share capital at the beginning of the period	71,967,083	71,967,083
125,000,000 shares issued*	74,782,500	-
Convertible preference shares converted**	162,910,000	-
Share caital at the end of the period	309,659,583	71,967,083

Treasury shares	4,991,726	4,991,726

* On January 31, 2014 as part of Phase Two of the Restructure Plan, 125,000,000 common shares were issued to RPM for a consideration of $74,782,500 (ZAR 750 million) (refer to note 14)

** On January 14, 2014 as part of Phase Two of the Restructure Plan the 227,400 “B “Preference shares were converted into common shares at a value of $162,910,000 (refer to note 14)

Treasury shares relate to shares held by the Bokoni ESOP Trust in Atlatsa, which is consolidated by the Group.

10.	LOANS AND BORROWINGS

Rustenburg Platinum Mines – Working Capital Facility (related party)	5,593,217	3,039,000
Rustenburg Platinum Mines – New Senior Debt Facility (related party)	115,876,551	176,691,263
Rustenburg Platinum Mines – Interest-free loan (related party)	-	2,928,688
Rustenburg Platinum Mines – Shareholder loan (related party)	-	3,267,477
Other	661,607	1,090,160
	122,131,375	187,016,588
Short-term portion
Rustenburg Platinum Mines – New Senior Debt Facility (related party)	-	(75,975,000)
Other	(619,046)	(721,367)
Non-current liabilities	121,512,329	110,320,221

11

ATLATSA RESOURCES CORPORATION
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended September 30, 2014
(Unaudited - Expressed in Canadian Dollars)

The carrying value of the Group’s loans and borrowings changed during the year as follows:

	Nine months ended September 30	Year ended December 31
	2014	2013
Balance at beginning of the year	187,016,588	435,791,920
Loan from RPM – Consolidated Facility	-	68,921,455
Loan repaid RPM – New Senior Debt Facility	(74,782,500)	(620,494,506)
Loan from RPM – Transaction Cost Facility	-	749,000
Loan repaid – Transaction Cost Facility	-	(769,223)
Loans repaid - other	(490,284)	(695,785)
Loan from RPM – New Senior Debt Facility	6,256,450	237,770,925
Loan from RPM – Shareholder loan	6,011,099	3,451,333
Loan capitalised RPM – Shareholder loan	(12,480,278)	-
Loan from RPM – Working Capital Facility	2,405,681	3,194,816
Finance expenses accrued	12,446,195	57,227,112
Fair value gain on additional drawdowns of Consolidated Facility	-	(25,900,282)
AG8 adjustments on Consolidated Facility	-	(8,512,338)
Derecognition of facility at a Bokoni Holdco and Plateau level	-	133,100,219
Fair value gain on recognition of New Senior Debt Facility	-	(51,586,902)
Fair value gain on additional draw downs of New Senior Debt Facility	(1,110,737)	(748,112)
AG8 adjustments on New Senior Debt Facility	613,041	-
Effect of translation	(3,753,880)	(44,483,044)
Balance at end of the period	122,131,375	187,016,588
Short-term portion
RPM - New Senior Debt Facility	-	(75,975,000)
Other	(619,046)	(721,367)
Non-current portion	121,512,329	110,320,221

On January 31, 2014, Anglo Platinum’s Board of Directors authorised an amount of $16.1 million (ZAR160 million) of accrued and unpaid interest to accrue above the facility limit of $153.6 million (ZAR1,550 million) up to December 31, 2015.

In March 2014, the New Senior Debt Facility was fully drawn.

On March 31, 2014, the Shareholder loan with RPM to the value of $9.6 million (ZAR91.2 million) was capitalised. On June 30, 2014 an additional Shareholder loan with RPM to the value of $2.9 million (ZAR28.9 million) was capitalised.

12

ATLATSA RESOURCES CORPORATION
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended September 30, 2014
(Unaudited - Expressed in Canadian Dollars)

Three months ended September 30		Nine months ended September 30
2014	2013	2014	2013

11.	CASH GENERATED/(UTILISED) BY OPERATIONS

Loss before income tax	(2,303,523)	(17,247,439)	(29,905,064)	(40,778,553)
Adjustments for:
Finance expense	3,209,350	15,074,870	11,525,875	44,048,738
Finance income	(60,280)	(64,532)	(212,643)	(254,288)
Non-cash items:
Depreciation and amortisation	9,740,363	9,767,765	29,453,532	29,307,559
Equity-settled share-based compensation	150,395	(6,170)	150,395	325,239
Loss on disposal of property, plant and equipment	-	(241,940)	(4,080)	179,419
Fair value gain and AG8 adjustment on loans and borrowings	40,337	(5,350,889)	(497,696)	(34,798,556)
Cash generated/( utilised) before ESOP transactions	10,776,642	1,931,665	10,510,319	(1,970,442)
ESOP cash transactions (restricted cash)	16,632	159,442	52,153	195,252
Cash generated/(utilised) before working capital changes	10,793,274	2,091,107	10,562,472	(1,775,190)
Working capital changes
Decrease/(increase) in trade and other receivables	3,998,289	(4,140,632)	7,880,804	(40,712,787)
(Decrease)/increase in trade and other payables	(394,752)	11,372,340	(23,011,269)	19,677,354
Increase in inventories	(4,350,089)	(1,938,508)	(6,717,361)	(1,811,230)
Cash generated/(utilised) by operations	10,046,722	7,384,307	(11,285,354)	(24,621,853)

12.	SHARE-BASED PAYMENT ARRANGEMENTS

12.1	Equity-settled options

On  August 20, 2014, the Company issued 5,142,882 share options to its independent directors in terms of its approved share option plan at a strike price of ZAR3.813.

For independent directors employed for more than 6 months as at the grant date of the options, one third of the share options will vest six months after the grant date, one third of the share options will vest one year after the grant date and the last one third will vest eighteen months after the grant date.

For independent directors employed for less than 6 months as at the grant date of the options, one third of the share options will vest one year after the grant date, one third of the share options will vest eighteen months after the grant date and the last one third will vest two years after the grant date.

The share-based expense recognised during the period was $150,395.

12.2	Equity-settled options

On August 20, 2014, the Company awarded 9,004,500 Conditional Share Units (CSU’s) to eligible employees of Plateau entitling the employee to one common share of the Company on the vesting date. These CSU’s will vest on March 31, 2017 after the Company’s Average Total Shareholder Return (“TSR”) for the 2014, 2015 and 2016 years are assessed when compared to five specified peer comparator companies. The CSU’s will vest based on the following ranking in relation to the TSR:

13

ATLATSA RESOURCES CORPORATION
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended September 30, 2014
(Unaudited - Expressed in Canadian Dollars)

Ranking of Atlatsa to peer comparator companies	% of shares to vest
First	100
Second	90
Third	60
Fourth	40
Fifth or below	0

The share-based expense recognised during the period was $0.

13.	SEGMENT INFORMATION

The Group has two reportable segments as described below. These segments are managed separately based on the nature of operations. For each of the segments, the Group’s CEO (the Group’s chief operating decision maker) reviews internal management reports monthly.  The following summary describes the operations in each of the Group’s reportable segments:

•	Bokoni Mine - Mining of PGM’s.
•
Projects - Mining exploration in Kwanda. In the previous year, this included Boikgantsho, and Ga-Phasha. Boikgantsho and two farms in Ga-Phasha (De Kamp and Paschaskraal) were sold to RPM and the remaining two farms in Ga-Phasha (Avoca and Klipfontein) were transferred to Bokoni Mine on December 13, 2013.

The majority of operations and functions are performed in South Africa.  An insignificant portion of administrative functions are performed in the Company’s country of domicile.

The CEO considers earnings before net finance expense, income tax, depreciation and amortisation (“EBITDA”) to be an appropriate measure of each segment’s performance. Accordingly, the EBITDA for each segment is included in the segment information. All external revenue is generated by the Bokoni Mine segment.

	Nine months ended September 30
	2014			2013
	Bokoni Mine	Projects	Total	Bokoni Mine	Projects	Total	Note
EBITDA	12,593,145	(4,610)	12,588,535	37,290,894	(12,140)	37,278,754	(i)
Total Assets	747,632,606	3,053	747,635,659	784,012,584	99,932,185	883,944,769	(ii)

	Three months ended September 30
	2014			2013
	Bokoni Mine	Projects	Total	Bokoni Mine	Projects	Total	Note
EBITDA	11,299,208	-	11,299,208	10,411,676	247	10,411,923	(i)

		September 2014	September 2013
(i)	EBITDA – nine months ended
	EBITDA for reportable segments	12,588,535	37,278,754
	Net finance expense	(11,313,232)	(43,794,450)
	Depreciation and amortisation	(29,453,532)	(29,307,559)
	Corporate and consolidation adjustments	(1,726,835)	(4,955,298)
	Consolidated loss before income tax	(29,905,064)	(40,778,553)

(ii)	EBITDA – three months ended
	EBITDA for reportable segments	11,299,208	10,411,923
	Net finance expense	(3,149,070)	(15,010,338)
	Depreciation and amortisation	(9,740,363)	(9,767,765)
	Corporate and consolidation adjustments	(713,298)	(2,881,259)
	Consolidated loss before income tax	(2,303,523)	(17,247,439)

14

ATLATSA RESOURCES CORPORATION
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended September 30, 2014
(Unaudited - Expressed in Canadian Dollars)

		September 2014	September 2013
(iii)	Total assets
	Assets for reportable segments	747,635,659	883,944,769
	Corporate and consolidation adjustments	(15,820,201)	(115,412,858
	Consolidated total assets	731,815,458	768,531,911

14.	EARNINGS PER SHARE

The calculation of basic loss per share for the three months ended September 30, 2014 of 0 cents (2013: 3 cents) is based on the loss attributable to owners of the Company of $519,671 (2013: $12,879,928) and a weighted average number of shares of 593,061,869 (2013: 424,791,411).

The calculation of basic loss per share for the nine months ended September 30, 2014 of 2 cents (2013: 7 cents) is based on the loss attributable to owners of the Company of $12,369,173 (2013: $28,335,424) and a weighted average number of shares of 593,061,869 (2013: 424,791,411).

The calculation of diluted loss per share for the three months ended September 30, 2014 of 0 cents (2013: 3 cents) is based on the loss attributable to owners of the Company of $519,671 (2013: $12,879,928) and a weighted average number of shares of 593,061,869 (2013: 424,791,411).

The calculation of diluted loss per share for the nine months ended September 30, 2014 of 2 cents (2013: 7 cents) is based on the loss attributable to owners of the Company of $12,369,173 (2013: $28,335,424) and a weighted average number of shares of 593,061,869 (2013: 424,791,411).

The share options and unvested treasury shares were excluded in determining diluted weighted average number of common shares as their effect would have been anti-dilutive.

15.	RELATED PARTIES

In January 2014, Phase Two of the  Restructure Plan was finalised by completing the following:

•
Pelawan SPV Proprietary Limited (“Pelawan SPV”) converted its ”B” preference shares held by RPM into Pelawan SPV ordinary shares and in turn Plateau converted its “B” Preference Shares held by Pelawan SPV in Plateau into Plateau ordinary shares.

•
As per the agreement between Pelawan SPV and Atlatsa, Atlatsa issued 227.4 million Atlatsa common shares to Pelawan SPV in exchange for the Plateau ordinary shares.  Following this issuance, Pelawan SPV immediately bought back all SPV ordinary shares held by RPM and settled the buyback consideration by delivering to RPM 115.8 million common shares in the Company.

•
Atlatsa Holdings Proprietary Limited (“Atlatsa Holdings”), the Company’s majority shareholder acquired the 115.8 million Atlatsa common shares that RPM received  on a vendor financed basis for $45.9 million (ZAR463 million) (“Vendor Finance Loan”), and

•	RPM subscribed for 125 million common shares of the Company on January 31, 2014 to the value of $74.9 million (ZAR750.0 million).

The funds from the 125 million shares were used to reduce the New Senior Debt Facility to $153.6 million (ZAR1,550 million).

Atlatsa Holdings provided security to RPM in relation to the Atlatsa Holdings Vendor Finance Loan by way of a pledge and cession of its entire shareholding in Atlatsa, which shares remain subject to a lock-in arrangement through to 2020. Should Atlatsa Holdings be unable to meet its minimum repayment commitments under the Atlatsa Holdings Vendor Finance Loan between 2018 to 2020, Atlatsa will have a discretionary right, with no obligation, to step in and remedy such obligation in order to protect its BEE (as defined below) shareholding status, subject to commercial terms being agreed between Atlatsa Holdings and Atlatsa for that purpose and receipt of the necessary regulatory and shareholder approvals.

On February 6, 2014, Plateau paid Securities Transfer Tax (“STT”) of $174,569 to the South African Revenue Services, on behalf of Atlatsa Holdings. The STT was paid pursuant to the Transaction Cost Loan Agreement dated May 28, 2013 in respect of the Restructure Plan, pursuant to which RPM funded a loan of $2.2 million (ZAR22.5 million) to Plateau for the payment of the transaction costs of Atlatsa, Atlatsa Holdings and their affiliates. The Transaction Cost Loan agreement was replaced by the Working Capital Facility on December 13, 2013. The STT relates to the sale of the 115.8 million common shares from RPM to Atlatsa Holdings as part of the Restructure Plan. Per agreement between all parties involved, all transaction costs would be paid for by Plateau and so the STT was accounted for as a transaction cost in the Group.

15

ATLATSA RESOURCES CORPORATION
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended September 30, 2014
(Unaudited - Expressed in Canadian Dollars)

16.	SUBSEQUENT EVENTS

There have been no events that have occurred after the reporting date that would have a material impact on the reported results.

16

Document 3

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, Harold Motaung, Chief Executive Officer of Atlatsa Resources Corporation, certify the following:

1. Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of Atlatsa Resources Corporation (the "issuer") for the interim period ended September 30, 2014.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. Responsibility: The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is The Committee for Sponsoring Organizations of the Treadway
Commission.

5.2 ICFR – material weakness relating to design: N/A

5.3 Limitation on scope of design: N/A

6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on July 1, 2014 and ended on September 30, 2014 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: November 14, 2014

/s/ Harold Motaung
Harold Motaung
Chief Executive Officer

Document 4

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, Boipelo Lekubo, Chief Financial Officer of Atlatsa Resources Corporation, certify the following:

1. Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of Atlatsa Resources Corporation (the "issuer") for the interim period ended September 30, 2014.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. Responsibility: The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is The Committee for Sponsoring Organizations of the Treadway
Commission.

5.2 ICFR – material weakness relating to design: N/A

5.3 Limitation on scope of design: N/A

6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on July 1, 2014 and ended on September 30, 2014 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: November 14, 2014

/s/ Boipelo Lekubo
Boipelo Lekubo
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLATSA RESOURCES CORPORATION
(Registrant)
Date:	November 14, 2014	By:	/s/ Boipelo Lekubo
			Name:	Boipelo Lekubo
			Title:	Chief Financial Officer